SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF APRIL 2008

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL REPORT
(From January 1, 2007 to Decomber 31, 2007)
THIS IS A SUMMARY OF THE ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.
IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.
UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A NON-CONSOLIDATED BASIS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN KOREA, OR KOREAN GAAP, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

Contents

I.	Overview

II.	Business

III.	Financial Information

IV.	Auditor’s Opinion

V.	Management Structure

VI.	Shares

VII.	Employees

VIII.	Transactions with Related Parties

IX.	Other Relevant Matters
     Attachment: Korean GAAP Non-consolidated Financial Statements

I. OVERVIEW
1. Corporate Purpose of SK Telecom Co., Ltd. (the “Company”)

Business Objectives

1. Information and communication business
2. Handset sales and lease business
3. New media business
4. Advertisement business
5. Communication sales business
6. Personal property and real property lease business
7. Research and technology development related to Clause 1 through 4
8. Overseas business and trading business related to Clause 1 through 4
9. Manufacturing and distribution business related to Clause 1 through 4
10. Tourism
11. Electronic financial business
12. Motion picture business(Production, Importation, Distribution, Screening)
13. Any business or undertaking incidental or conducive to the attainment of the objects above
2. Company History
A.	Changes Since Incorporation
(1)	Date of Incorporation
•	March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
(2)	Location of Headquarters
•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11, Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)
B.	Mergers
(1)	Target: Shinsegi Communication Co., Ltd.
•	Date: January 13, 2002

•	Registration: January 16, 2002
(2)	Target: SK IMT Co., Ltd.
•	Date: May 1, 2003

•	Registration: May 7, 2003
C.	Significant Recent Business Events
(1)	Agreement to acquire equity interests of Hanaro telecom Incorporated
On December 3, 2007, the Company entered into the agreement to acquire 91,406,249 shares of Hanaro telecom Incorporated’s common stock from AIG- Newbridge Capital Limited and others, at the price of W11,900 per share (total acquisition cost of 1,087,734 million won) in accordance with the resolution of the Company’s board of directors on November 30, 2007. However, if the government approval is not made or the preceding conditions are not fulfilled in connection with the agreement, theis agreement might not be executed. If the agreement is completed, the Company’s ownership interest in Hanaro telecom Incorporated will increase to 43.6% from 4.8%
3. Information Regarding Shares
A. Total number of shares

(As of December 31, 2007)	(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks
I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,085,235	—	8,085,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	8,085,235	—	8,085,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	81,193,711	—	81,193,711	—
V. Number of treasury shares	8,609,034	—	8,609,034	—
VI. Number of shares outstanding (IV-V)	72,584,677	—	72,584,677	—

*	The Company disposed Treasury Stock to E.S.O.P. on January 23, 2008 (208,326 shares)
B. Capital Stock and Price per Share

(As of December 31, 2007)	(Unit: Won, shares)

		Capital (total face value)			Price per share
		Capital amount		Total amount		Capital/	Capital/
		in financial	Total number of	of distributed	Par value	Total number of	Number of
		statements	issued shares	shares	per share	issued shares	distributed shares
Classification	Type	(a)	(IV of A×b)	(VI of A×b )	(b)	(a / IV of A.)	(a / VI of A.)
Registered	Common shares	44,639,473,000	40,596,855,500	36,292,338,500	500	549.8	615.0
Total		44,639,473,000	40,596,855,500	36,292,338,500	500	549.8	615.0

C. Acquisition and Disposition of Treasury Shares
(1) Status of Acquisition and Disposition of Treasury Shares

		Amount at the			Retirement	Amount at the end
Acquisition method	Type of share	beginning of period	Acquisition (+)	Disposition (-)	(-)	of period
Direct acquisition	Common share	4,561,572	471,000	388,218	—	4,644,354
pursuant to Article 189-2 (1) of the relevant Act	Preferred share	—	—	—	—	—

Direct acquisition	Common share	77,970	—	—	—	77,970
based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Preferred share	—	—	—	—	—

Sub-total	Common share	4,639,542	471,000	388,218	—	4,722,324
	Preferred share	—	—	—	—	—

Indirect	Common share	3,886,710	—	—	—	3,886,710
acquisition through trust and other agreements	Preferred share	—	—	—	—	—

Total	Common share	8,526,252	471,000	388,218	—	8,609,034
	Preferred share	—	—	—	—	—

Notes:

*	Of the 4,722,324 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,277,164 shares were deposited with the Korea Securities Depository as of December 31, 2007 for any exchange of the Company’s overseas exchangeable bonds.

*	The Company disposed Treasury Stock to E.S.O.P. on January 23, 2008 (208,326 shares)

*	Of the 4,513,998 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,277,164 shares were deposited with the Korea Securities Depository as of January 25, 2008 for any exchange of the Company’s overseas exchangeable bonds.

D. Employee Stock Ownership Program
(1) Transactions with the Employee Stock Ownership Program
a)	The Company lent purchase funds for employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the Company’s employees in accordance with its internal allotment standards.

(Unit: in thousand Won)

Classification	Loan Date	Amount	Repayment Condition	Reamrks

5th	1999.08.23	118,577,755	8-year installment repayment plan following a three-year grace period	—

8th(1)	2007.12.23	31,017,043	5-year installment repayment plan following a two-year grace period	—
•	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.

(As of December 31, 2007)	(Unit: in thousand Won)

		Amount
		2007	Accumulated Repayment Amount
Classification	Initial Loan	Repayment Amount	(Including 2007 Repayment)	Balance
5th	118,577,754	3,727,309	114,775,510	3,802,244
8th(1)	31,017,043	—	—	31,017,043
Total	148,594,797	3,727,309	114,775,510	34,819,287
(2) Voting Rights of the Employee Stock Ownership Program
During a designated period, to be 7 days or longer, each individual member of the Program may exercise his voting rights by expressing his intention on the shareholders’ meeting agenda through a written power of attorney to a designated proxy.
(3) Shareholdings of the Employee Stock Ownership Program

(Unit: shares)

	Account		Balance at the	Balance at the end
Classification	classification	Types of share	beginning of period	of period
5th	Member Account	Common share	197,240	139,338
8th(1)			—	171,871
Total			197,240	311,209

*	As the relevant law requires an immediate transfer of the shares directly purchased by the employees to the account of the individual purchasers, the Company transfers and holds the employees’ stocks in separate individual accounts within the program once the number of shares for each individual member is determined.

4. Status of Voting Rights

(As of December 31, 2007)	(Unit: shares)

		Number of
Classification		shares	Remarks
Total outstanding shares (A)	Common share	81,193,711	—
	Preferred share	—
Number of shares without voting right (B)	Common share	8,609,034	Treasury shares
	Preferred share	—
Shares with restricted voting right under the Stock Exchange Act and other laws (C)	Common share	—	—
Shares with reestablished voting right (D)	—	—	—
The number of shares with exercisable voting right (E = A - B - C + D)	Common share	72,584,677	—
	Preferred share	—

*	The Company disposed Treasury Stock to E.S.O.P. on January 23, 2008 (208,326 shares)
5. Dividends and Others
(Unit: in million Won except per share value)

Classification		2007	2006	2005
Par value per share		500	500	500
Current net income		1,642,451	1,446,598	1,871,380
Net income per share		22,607	19,734	25,421
Income available for distribution as dividend		1,603,828	1,574,716	1,930,626
Total cash dividend		682,379	582,386	662,529
Total stock dividend		—	—	—
Percentage of cash dividend to available income (%)		41.6	40.3	35.4
Cash dividend yield ratio(%)	Common share	3.6	3.5	4.8
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	9,400	8,000	9,000
	Preferred share	—	—	—
Stock dividend per share	Common share	—	—	—
	Preferred share	—	—	—

II. BUSINESS
1. Business Summary
A. Industry Status
(1) Characteristics of the Industry
     As of December 31, 2007, the number of domestic mobile phone subscribers reached 43.5 million and with a 89.8% penetration rate, and the Korean mobile communication market can be considered to have reached its maturation stage. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in network-related technology evidenced by the world’s first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services and other related contents.
(2) Industry Growth
(Unit: 1,000 persons)

Classification		End of 2007	End of 2006	End of 2005	End of 2004	End of 2003
Penetration rate (%)		89.8	83.2	79.4	75.9	70.1
Number of subscribers	SK Telecom	21,968	20,271	19,530	18,783	18,313
	Others (KTF, LGT)	21,530	19,926	18,812	17,803	15,279
	Total	43,498	40,197	38,342	36,586	33,592
(Data: Ministry of Information and Communication website)
(3) Market Characteristics
The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Although demand has primarily been in the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.
B. Company Status
(1) Market Share
* Historical market share of the Company
(Unit: %)

Classification	2007	2006	2005
Mobile phone	50.5	50.4	50.9

*	Comparative market share

(As of December 31, 2007)	(Unit: %)

Classification	SK Telecom	KTF	LG Telecom
Market share	50.5	31.5	18.0
(Data: Ministry of Information and Communication website)
(2) New Business Contents and Prospects
N/A
2. Major Products
A. Status of Major Products as of December 31, 2007
(Unit: in million Won, %)

Business field	Sales type	Item	Major trademarks	Sales amount (ratio)
Information and communication	Services	Mobile phone	June, NATE and others	11,083,820(98.2%)
		Others	Others	202,080(1.8%)
B. Price Trend of Major Products

Item		During 2007	During 2006	During 2005
Mobile phone	Basic fee (per month)	13,000	13,000	13,000
(Based on standard call charge)	Service fee (per 10 seconds)	20	20	20

*	Caller ID service became free of charge beginning January 2006.
3. Investment Status
A. Investments in Progress
(Unit: Won 100 million)

		Investment	Subject of	Investment	Total	Amount already	Future
Business field	Classification	period	investment	effect	investments	invested	investment
Network/Common	Upgrade/ New installation	2007	Network, systems and others	Capacity increase and quality improvement; systems improvement	17.500	18,554	—

*	Amount already invested is the cumulative amount expended through the first to the fourth quarter of 2007

B. Future Investment Plan
(Unit: Won 100 million)

	Expected		Expected investment for
	investment amount		each year
Business field	Asset type	Amount	2008	2009	Investment effect
Network/Common	Network, systems and others	17,500	17,500	N/A	Upgrades to the existing services and provision of new services
Total		17,500	17,500	N/A	—

*	The expected investment amount of Won 1,750.0 billion is the planned investment amount for 2008.
4. Derivative Products and Others
A. Derivatives Contracts
(1) FX Swap
a)	Purpose of Contracts: Currency Exchange or Interest Rate Risk Hedging

b)	Contract Terms

-	Cross Currency Swap

(As of December 31, 2007)	(Unit: in million Won)

				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
			Exchange on the date
			immediately preceding
			the principal and
US$125 million	Citibank	March 23, 2004	interest payment date	(35,024)
US$125 million	Credit Suisse	March 23, 2004	Same as above	(35,818)
US$50 million	BNP Paribas	March 23, 2004	Same as above	(14,397)
US$100 million	Calyon	October 10, 2006	Exchange on the date of the principal and interest payment date	(2,547)
JPY 9,100 million	SMBC	November 13, 2007	Same as above	5,311
JPY 3,400 million	HSBC	November 13, 2007	Same as above	430

*	Income/loss on valuation was appropriated for capital adjustment.

-	Cross Currency Swap

(As of December 31, 2007)	(Unit: in million Won)

				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
US$150 million	Morgan Stanley	July 20, 2007	Exchange on the date immediately preceding the principal and interest payment date	1,995
US$150 million	Merrill Lynch	July 20, 2007	Same as above	3,197
US$150 million	Barclays Capitals	July 20, 2007	Same as above	2,124

*	Income/loss on valuation was appropriated for Income Statement.

-	FX Swap

(As of December 31, 2007)	(Unit: in million Won)

			Proceeds payment
Contract amount	Contract party	Contract date	method	Income on valuation
US$100 million	Credit Suisse	May 27, 2004	Exchange before principal payment date	(23,125)
HKD 10,941 million	8 Banks including Hana Bank	September 16, 2007	Payment of HK Dollars and receipt of Korean Won on September 16, 2008	(12,646)

*	Income/loss on valuation was appropriated for Income Statement.
(2) Interest Rate Swap
a) Purpose of Contracts: Interest Rate Risk Hedging
b) Contract Terms

(As of December 31, 2007)	(Unit: in million Won)

				Income/loss on
Contract amount	Contract party	Contract date	Proceeds payment method	valuation
			Fixing of interest
200 Billion Won	Shinhan Bank	June 28, 2006	payment date /	3,170
			exchange of floating interest rate

*	Income/loss on valuation was appropriated for capital adjustment.
5. R&D Investments
(Unit: in thousand Won)

Category	2007	2006	2005	Remarks
Raw material	96,217	184,969	234,889	—
Labor	39,388,760	33,986,701	35,191,759	—
Depreciation	129,208,262	134,461,257	121,335,301	—
Commissioned service	90,363,645	83,751,223	86,536,635	—
Others	37,609,969	35,680,197	41,730,732	—
Total R&D costs	296,666,853	288,064,347	285,029,316	—

(Unit: in thousand Won)

Category		2007	2006	2005	Remarks
Accounting	Sales and administrative expenses	288,519,863	277,807,352	273,223,885	—
	Development expenses (Intangible assets)	8,146,990	10,256,995	11,805,431	—
R&D cost / sales amount ratio
(Total R&D costs / Current sales amount×100)		2.63%	2.70%	2.81%	—
6. Other Matters
A. External Fund Procurement Summary

*	Domestic procurement
(Unit: in million Won)

	Beginning	New	Reduction from
Source of procurement	balance	procurement	repayment	Ending balance	Remarks
Bank	200,000	—	—	200,000	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—
Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	9,839	—	8,197	1,642	—
Total procurement from financial institutions	209,839	—	8,197	201,642	—
Corporate bond (public offering)	2,100,000	304,166	700,000	1,704,166	—
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private offering)	—	—	—	—	—
Asset—backed securitization (public offering)	—	—	—	—	—
Asset—backed securitization (private offering)	—	—	—	—	—

	Beginning	New	Reduction from
Source of procurement	balance	procurement	repayment	Ending balance	Remarks
Others	—	—	—	—	—
Total procurement from capital market	2,100,000	304,166	700,000	1,704,166	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	2,309,839	304,166	708,197	1,905,808	—

*	Overseas procurement
(Unit: in million Won)

			Reduction in
	Beginning	New	repayment and	Ending
Procurement source	balance	procurement	others	balance	Remarks
Financial institutions	92,960	860	—	93,820	Exchange rate adjustment
Overseas securities (Corporate bonds)	278,880	377,860	—	656,740	Exchange rate adjustment
Overseas securities (shares and others)	356,356	—	87,941	268,415	Exchange requirement
Asset —backed securitization	—	—	—	—	—
Others	—	—	—	—	—
Total	728,196	378,720	87,941	1,018,975	—
B. Credit Ratings
(1) Corporate Bonds

	Subject		Credit rating entity	Evaluation
Credit rating date	of valuation	Credit rating	(Credit rating range)	classification
March 11, 2005	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
March 11, 2005	Corporate bond	AAA	Korea Ratings	Current valuation
March 14, 2005	Corporate bond	AAA	Korea Ratings	Regular valuation
June 13, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 21, 2006	Corporate bond	AAA	Korea Ratings	Regular valuation

	Subject		Credit rating entity	Evaluation
Credit rating date	of valuation	Credit rating	(Credit rating range)	classification
June 22, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
September 1, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
September 1, 2006	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
October 27, 2006	Corporate bond	AAA	Korea Ratings	Current valuation
May 29, 2007	Corporate bond	AAA	Korea Ratings	Regular valuation
June 14, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
June 27, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
November 5, 2007	Corporate bond	AAA	Korea Ratings	Current valuation
November 5, 2007	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
November 5, 2007	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) Commercial Paper (“CP”)

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
January 12, 2005	CP	A1	Korea Ratings	Regular valuation
June 13, 2005	CP	A1	Korea Investors Service, Inc.	Current valuation
June 14, 2005	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 16, 2005	CP	A1	Korea Ratings	Current valuation
December 23, 2005	CP	A1	Korea Investors Service, Inc.	Regular valuation
January 3, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
January 4, 2006	CP	A1	Korea Ratings	Regular valuation
June 13, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 21, 2006	CP	A1	Korea Ratings	Current valuation
June 22, 2006	CP	A1	Korea Investors Service, Inc.	Current valuation
September 1, 2006	CP	A1	Korea Ratings	Regular valuation
December 27, 2006	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
December 27, 2006	CP	A1	Korea Investors Service, Inc.	Regular valuation
May 29, 2007	CP	A1	Korea Ratings	Current valuation

	Subject of		Credit rating entity	Evaluation
Credit rating date	valuation	Credit rating	(Credit rating range)	classification
June 14, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
June 27, 2007	CP	A1	Korea Investors Service, Inc.	Current valuation
November 5, 2007	CP	A1	Korea Ratings	Regular valuation
November 5, 2007	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation
November 5, 2007	CP	A1	Korea Investors Service, Inc.	Regular valuation

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.

(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type
June 14, 2005	Issuer Rating	A	Fitch (England)	Current valuation
July 14, 2005	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 14, 2005	Exchangeable Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 27, 2005	Global Bonds	A	S&P (U.S.A.)	Current valuation
July 27, 2005	Exchangeable Bonds	A	S&P (U.S.A.)	Current valuation
July 9, 2007	Global Bonds	A	Fitch (England)	Current valuation
July 9, 2007	Global Bonds	A2	Moody’s (U.S.A.)	Current valuation
July 9, 2007	Global Bonds	A	S&P (U.S.A.)	Current valuation
III. FINANCIAL INFORMATION
1. Summary Financial Statements (Consolidated)

(Unit: in million Won)
	Year ended December 31,
Classification	2007	2006	2005	2004	2003
Current assets	4,813,072	4,663,962	4,598,580	4,390,692	4,069,525
• Quick assets	4,766,020	4,644,184	4,590,796	4,338,371	4,038,009
• Inventory	47,052	19,778	7,784	52,321	31,516
Fixed assets	14,235,863	11,576,006	10,106,193	9,892,665	9,748,692
• Investments	5,446,711	3,236,783	1,989,934	1,665,841	1,432,200
• Tangible assets	4,969,354	4,507,335	4,663,369	4,703,922	4,641,547
• Intangible assets	3,433,962	3,518,411	3,452,889	3,522,903	3,674,944
• Other non-current assets	385,836	313,477	—	—	—
Total assets	19,048,935	16,239,968	14,704,772	14,283,358	13,818,217
Current liabilities	3,016,874	3,208,416	2,863,373	3,066,893	4,530,910
Fixed liabilities	4,344,428	3,548,464	3,513,860	4,010,721	3,193,460
Total liabilities	7,361,302	6,756,880	6,377,233	7,077,614	7,724,370
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,924,960	2,950,327	2,954,840	2,968,301	2,911,556
Capital adjustment	(-)2,041,577	(-)2,019,567	(-)2,048,515	(-)2,058,292	(-)2,158,244
Accumulated comprehensive income	1,591,258	490,010	—	—	—
Retained earnings	8,914,970	7,847,434	7,267,649	6,152,898	5,139,911

(Unit: in million Won)
	Year ended December 31,
Classification	2007	2006	2005	2004	2003
Minority Interest	253,383	170,245	—	—	—
Total capital	11,687,633	9,483,088	8,327,540	7,205,743	6,093,847
Sales	12,018,163	11,027,977	10,721,820	10,570,615	10,272,081
Operation income	1,810,412	2,621,132	2,670,616	2,439,749	3,105,107
Ordinary income	1,985,292	2,021,578	2,561,567	2,123,176	2,754,335
Current net income	1,562,265	1,449,552	1,868,307	1,493,414	1,965,277
Consolidated Current net income	1,648,876	1,451,491	1,872,978	1,491,479	1,966,100
Numbers of Consolidated Companies	26	18	17	11	11
2. Summary Financial Statements (Non Consolidated)

(Unit: in million Won)
	Year ended December 31,
Classification	2007	2006	2005	2004	2003
Current assets	4,094,059	4,189,325	4,172,485	3,854,345	3,460,706
• Quick assets	4,075,378	4,172,887	4,166,500	3,843,384	3,452,682
• Inventory	18,681	16,438	5,985	10,961	8,024
Fixed assets	14,048,990	11,624,728	10,349,191	10,166,360	9,915,253
• Investments	5,950,585	3,547,942	2,366,760	2,112,488	1,763,359
• Tangible assets	4,594,413	4,418,112	4,595,884	4,605,253	4,551,626
• Intangible assets	3,174,942	3,405,158	3,386,547	3,448,619	3,600,268
• Other non-current assets	329,051	253,516	—	—	—
Total assets	18,143,049	15,814,053	14,521,676	14,020,705	13,375,959
Current liabilities	2,484,548	2,985,620	2,747,268	2,859,711	4,231,974
Fixed liabilities	4,221,016	3,522,006	3,516,528	4,033,902	3,202,147
Total liabilities	6,705,564	6,507,626	6,263,796	6,893,613	7,434,121
Capital	44,639	44,639	44,639	44,639	44,639
Capital surplus	2,939,353	2,962,699	2,966,198	2,983,166	2,915,964
Capital adjustment	(-)2,041,578	(-)2,019,568	(-)2,022,817	(-)2,057,422	(-)2,159,114
Accumulated comprehensive income	1,589,206	473,904	—	—	—
Retained earnings	8,905,865	7,844,753	7,269,861	6,156,708	5,140,349
Total capital	11,437,485	9,306,427	8,257,881	7,127,091	5,941,838

(Unit: in million Won)
	Year ended December 31,
Classification	2007	2006	2005	2004	2003
Sales	11,285,900	10,650,952	10,161,129	9,703,681	9,520,244
Operation income	2,171,543	2,584,370	2,653,570	2,359,581	3,080,660
Ordinary income	2,307,785	2,021,643	2,554,613	2,115,778	2,714,194
Current net income	1,642,451	1,446,598	1,871,380	1,494,852	1,942,750

*	See the attached Korean GAAP Non-consolidated Financial Statements.
IV. AUDITOR’S OPINION
1. Auditor

2007	2006	2005
Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
2. Audit Opinion

Term	Auditor’s opinion	Issues noted
Year ended December 31, 2007	Appropriate	—
Year ended December 31, 2006	Appropriate	—
Year ended December 31, 2005	Appropriate	—
3. Remuneration for Independent non-executive Auditors for the Past Three Fiscal Years
A. Audit Contracts

(Unit: in thousand Won)
Term	Auditors	Contents	Fee	Total hours
Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	1,066,318	11,468

Year ended December 31, 2006	Deloitte Anjin LLC	Semi-annual review Quarterly review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	656,000	7,637

Year ended December 31, 2005	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	447,000	5,177

Year ended December 31, 2007	Deloitte Anjin LLC	Semi-annual review Quarterly review Non-consolidated financial statements audit Consolidated financial statements audit	1,066,318	11,468

V. MANAGEMENT STRUCTURE
1. Summary of Management Structure
A. Board of Directors
(1) Authority of the Board of Directors
     a) Authority of the board of directors under Article 7 of the Regulations of the Board of Directors
•	Convocation of shareholders’ meeting and submission of agenda

•	Prior approval of financial statements

•	Decisions on issuance of new shares

•	Long-term borrowings, issuance of corporate bonds and redemptions

•	Capital transfer of reserves

•	Election of CEO and representatives

•	Appointment of executive directors

•	Establishment, transfer or closure of branches

•	Enactment of and revision to the Regulations for the Board of Directors

•	Annual business plan and budgeting

•	Approval of investments of Won 15 billion or above

•	Planned budget increases and changes for investments or Won 15 billion or above

•	Diversification into new businesses

•	Investments and joint ventures of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

•	Establishment of subsidiaries

•	Guarantees of Won 15 billion or above (excluding matters subject to prior approval by independent non-executive directors)

•	Transactions undertaken with related parties equal to or above the lesser of an amount equivalent to 10% of capital or Won 10 billion, and any material changes to such transactions in accordance with the Anti-trust Law and Fair Trade Act

•	Enactment of and amendment to the Internal Trading Procedures

•	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under applicable laws
b)	Reporting items under Article 7.2 of the Regulations of the Board of Directors
•	The representative director must report the following to the Board of Directors within two months after the date of occurrence:
•	Results for the six months ended June 30 of each year

•	Execution of investments between Won 5 billion and Won 15 billion

•	New investments and joint ventures under Won 15 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets of Won 15 billion or above

•	Matters related to guarantees of under Won 15 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that the Board of Directors requires to be reported
(2) Publication of Information on Director Candidates Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 22, 2008, in the notice of the annual general meeting of shareholders, information on Shin Bae Kim, Young Ho Park, Rak Yong Uhm, Jay Young Chung, Jae Ho Cho, candidates for the Board of Directors, was publicly disclosed.

b)	There was no nomination by the shareholders.
(3) Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
276th (the first meeting of 2007)	January 25, 2007	- Financial statements for the year ended December 31, 2006 - Annual business report for the year ended December 31, 2006	Approved as proposed Approved as proposed
277th (the second meeting of 2007)	February 13, 2007	- Organization of Independent Non-executive Director Nomination Committee	Approved as proposed
278th (the third meeting of 2007)	February 13, 2007	- Convocation of the 23rd General Meeting of Shareholders - Change in the Fair Trade Voluntary Compliance Program manager	Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval
279th (the fourth meeting of 2007)	March 9, 2007	- Election of the representative director and appointments of executive directors - Election of committee members	Approved as proposed Approved as proposed
280th (the fifth meeting of 2007)	April 27, 2007	- Entry into UN Global Compact	Approved as proposed
281th (the sixth meeting of 2007)	May 29, 2007	- WCDMA Investment Plan	Approved as proposed
282th (the seventh meeting of 2007)	June 29, 2007	- Capital Investment in AD Chips & Acquisition of Convertible Bond - Capital Investment in iHQ - Capital Investment in NTREEV - Issuance of Global Bond - Capital Injection into USA Holdings Inc.	Disapproval Approved as proposed Approved as proposed Approved as proposed Approved as proposed
283th (the eighth meeting of 2007)	July 27, 2007	- Interim Dividend	Approved as proposed
284th (the ninth meeting of 2007)	September 20, 2007	- Capital Increase Review on SK Telecom USA Holdings - New Corporate Establishment and Equity Participation in the USA - Transactions with SK C&C during 4Q 2007	Approved Approved as proposed Approved as proposed
285th (the tenth meeting of 2007)	October 16, 2007	- Extension of Stock Buyback Trust Contract	Approved as proposed
286th (the 11th meeting of 2007)	November 2, 2007	- Organization of Independent Non-executive Director Nomination Committee - Issuance of Corporate Bond - Treasury Stock Buyback - Change in WCDMA Investment Plan	Approved as proposed Approved as proposed Approved as proposed Approved as proposed
287th (the 12th meeting of 2007)	November 30, 2007	- Stock Acquisition of Hanaro Telecom - Plan for Cooperation among Affiliates - Enter into Global LBS Business by Acquiring Foreign LBS Solution Business	Approved as proposed Approved as proposed Approved as proposed

Meeting	Date	Agenda	Approval
288th (the 13th meeting of 2007)	December 21, 2007	- Management Plan of 2008 - Treasury Stock Sales to E.S.O.P.	Approved as proposed Approved as proposed
289th (the first meeting of 2008)	January 31, 2008	- Financial statements for the year ended December 31, 2007 - Annual business report for the year ended December 31, 2007 - Establishment of Corporate for Convergence Business in USA	Approved as proposed Approved as proposed Approved as proposed
290th (the second meeting of 2008)	February 19, 2008	- Convocation of the 24rd General Meeting of Shareholders - Issuance of Corporate Bond	Approved as proposed Approved as proposed
291th (the third meeting of 2008)	March 14, 2008	- Election of the representative director - Election of committee members	Approved as proposed Approved as proposed
(4) Committee Structure and Activities of the Board of Directors
a)	Independent non-executive Director Nomination Committee
•	Organization
(As of March 14, 2008)

Members
Number of Persons	Company Directors	Independent non-executive Directors
4	Shin Bae Kim, Sung Min Ha	Yong Woon Kim , Hyun Chin Lim

*	The Independent Non-executive Director Nomination Committee is a committee established under the provisions of the Articles of Incorporation.
•	Activities

			D.S. Shim	S.T. Yang	S.C. Lee	H.J. Lim
Date	Details	Approval	(100%)*	(92%)*	(100%)*	(100%)*
Vote
Feb. 13, 2007	- Election of the Chairman: Seung Taik Yang - 23nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates : Dal Sup Shim	Approved	Before Election	For	For	—

Nov. 30 2007	- Appointment of Representative Director of the Committee	Approved	For	—	—	For

Feb. 19 2008	- 24nd General Meeting of Shareholders: Nomination of Independent non-executive director candidates : Rak Yong Uhm, Jay Young Chung, Jae Ho Cho	Approved	For	—	—	For

*	Participation Rate to the Board of Directors’ Meetings
b)	Compensation Review Committee
•	Organization
(As of March 14, 2008)

Members
Number of Persons	Company Directors	Independent non-executive Directors
6 persons	—	Yong Woon Kim, Dal Sup Shim, Rak Yong Uhm, Hyun Chin Lim , Jay Young Chung, Jae Ho Cho

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
•	Activities

			D.S. Kim	Y.W. Kim	D.K. Byen	D.S. Shim	S.T. Yang	J.S. Yoon	S.C. Lee	H.J. Lim
Date	Details	Approval	(100%)	(100%)	(100%)	(100%)	(92%)	(50%)	(100%)	(100%)
Vote
Apr. 26, 2007	- Appointment of Representative Director of the Committee	Approved	For	For	For	For	For	Absent	For	For
Jul. 27, 2007	- CEO Evaluation and Remuneration Scheme	—	—	—	—	—	—	—	—	—

*	Participation Rate to the Board of Directors’ Meetings
c)	Capex Review Committee
•	Organization
(As of March 14 , 2008))

Members
Number of Persons	Company Directors	Independent non-executive Directors
5 persons	Young Ho Park, Sung Min Ha	Rak Yong Uhm, Dal Sup Shim, Jay Young Chung

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.
•	Activities

			D.K. Byun	S.T. Yang	J.S. Yoon	S.C. Lee
			(83%)*	(100%)*	(67%)*	(83%)*
Date	Details	Approval	Vote
Apr. 26, 2007	- Appointment of Representative Director of the Committee	Approved	For	For	Absent	For
June 28, 2007	- Acquisition of AD Chips - IHQ Capital Increase - Stock Acquisition and Capital Increase in Ntreev Soft	—	—	—	—	—
Sep. 19, 2007	- New Corporate Establishment and Equity Participation in the USA	—	—	—	—	—
Nov. 1, 2007	- Change in WCDMA Investment Plan	—	—	—	—	—
Nov. 29, 2007	- Entering into Global LBS Business by Acquiring Foreign LBS Solution Business	—	Absent	—	Absent	—
Dec. 20, 2007	- 2008 Investment Plan	—	—	—	—	Absent

*	Participation Rate to the Board of Directors’ Meetings
d)	Audit Committee: See “B. Audit System” below.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B. Audit System
(1) Establishment and Organization of the Audit Committee
a)	The Audit Committee is composed of three or more directors. However, independent non-executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent of the attending members.
(2) Authority of the Audit Committee

Includes authority to inquire on the subsidiary companies, right to investigate the business operations and asset conditions, and right to request for a business status report pursuant to the Audit Committee Regulations.
(3)	Members of the Audit Committee
Audit Committee Members are directors Yong Woon Kim, Dal Sup Shim, Hyun Chin Lim and Jae Ho Cho.

*	Yong Woon Kim resigned on March 27, 2008 (Disclosed on March 28, 2008)
(4)	Major Activities of the Audit Committee

Meeting	Date	Agenda	Approval	Remarks
- Financial statements for 23rd Fiscal Year
The first meeting	January 24, 2007	- Business report for 23rd Fiscal Year	—	—
of 2007		- Report on operation of internal accounting controls

		- Report on K GAAP audit of the financial statements for the year ended December 31, 2006	—
—
		- Report on the review of internal accounting controls for the year ended December 31, 2006	—
—
The second meeting	February 12, 2007	- Report on the 2006 second-half management audit and the 2007 plan	—
of 2007			—	—
		- Auditor's opinion on internal controls	Approved as proposed
		- Audit report for the year ended December 31, 2005	Approved as proposed
		- Evaluation of internal accounting controls	Approved as proposed

		- Election of committee chairman	Approved as proposed
		- Reaffirmation of services to be provided by external auditors for fiscal year 2007	To be re-proposed at subsequent meeting
The third meeting	April 26, 2007	- Report on internal audit regarding the	—	—
of 2007		appropriateness of imposition of certain fines	—

		- Accounting audit schedule for 2007	—
		- Remuneration for outside auditor for 2007	Approved as proposed
The fourth meeting	May 28, 2007	- Collective re-approval of outside auditor’s service schedule for 2007	Approved as proposed	—
of 2007

		- Issuance of Global Bond plan	—
The fifth meeting of 2007	June 28, 2007	- Report on US-GAAP audit of the financial statements for the year ended December 31, 2007	—	—

Meeting	Date	Agenda	Approval	Remarks
The sixth	July 26, 2007	- Interim dividend plan	—
meeting of 2007		- Financial results for the first half of 2007	—
		- Report on K-GAAP audit of the financial statements for the first half of 2007	—	—
		- Management audit results for the first half of 2007	—

The seventh meeting of 2007	September 19, 2007	- Evaluation of internal accounting controls	—	—

The eighth meeting	November 1, 2007	- Issuance of Corporate Bond	—
of 2007		- Treasury Stock Buyback	—	—

The ninth meeting of 2007	November 29, 2007	- 2008 Shareholder Return Policy	—	—

The tenth meeting	December 20, 2007	- Transactions with SK C&C during 4Q 2007	Approved as proposed	—
of 2007		- Raise of 200 Service Fee for Outside Auditors	Approved as proposed
- 2008 Shareholder Return Policy

The first meeting	January 31, 2008	- Audit Report on Internal Monitoring System	Approved as proposed	—
of 2008		- 2007 Management Audit Results and 2008	—
Management Audit Plan
		- Financial statements for 24rd Fiscal Year	—
		- Business Report for 24rd Fiscal Year	—
		- 2008 Transactions Plan with SK C&C	—
		- Evaluation of internal accounting controls	—

The second meeting	February 19, 2008	- Results Reports on Review of Internal Accounting		—
of 2008		Management System
		- Reports on 2007 K-GAAP Audit	—
		- Auditor’s Report for Fiscal Year 2007	—
		- Evaluation of Internal Accounting	Approved as proposed
		Management System Operation	Approved as proposed
		- Issuance of Corporate Bond	—
C.	Exercise of Voting Rights by the Shareholders
(1)	Use of the Cumulative Voting System
a)	Pursuant to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b)	Articles of Incorporation
•	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Code will not be applied for the election of directors.

•	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

D. Compensation of Officers and Others
(1) Compensation of Directors (including Independent non-executive Directors) and Members of the Audit Committee
(Unit: in million Won)

		Total amount
		approved by the
		Meeting of	Average payment
Classification	Total payment	Shareholders	per person	Remarks
Company directors	4,892		1,223	—
Independent non-executive directors	617	12,000	77	Including members of the Audit Committee
(2) Granting and Exercise of Stock Options
N/A\
2. Affiliated Companies
(1) Summary of Corporate Group
     • Name: SK Group
(2) Capital Investments between Affiliated Companies

(As of January 22, 2008)	* Based on common shares

	Invested companies
	SK	SK	SK	SK	SK		SK	SK
Investing company	Corporation	Energy	Networks	Telecom	Chemicals	SKC	E&C	Shipping
SK Corporation		31.18%	40.475	21.75%		42.50%		72.13%
SK Energy
SK Networks				1.34%			0.02%	17.71%
SK Telecom
SK Chemicals							58.03%
SKC								10.16%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C	25.42%
SK incheon oil
Daehan City Gas
SK Telink

Investing company	Invested companies
	SK	SK	SK	SK	SK		SK	SK
	Corporation	Energy	Networks	Telecom	Chemicals	SKC	E&C	Shipping
SK E&S
iHQ
SK D&D
SK Communications
Total affiliated companies	25.42%	31.18%	40.47%	23.09%		42.50%	58.05%	100.00%

	Invested companies
	SK		SK	SK	SK	SK
Investing companies	Securities	Walkerhill	E&S	Gas	C&C	Incheon oil	K-Pover	DOPCO
SK Corporation			51.00%				65.00%
SK Energy						90.63%		32.38%
SK Networks	22.71%	50.37%			15.00%			4.61%
SK Telecom					30.00%
SK Chemicals		0.25%
SKC	12.41%	7.50%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK Incheon oil								5.23%
Daehan City Gas
SK Telink
SK E&S				45.53%
iHQ
SK D&D
SK Communications
Total affiliated companies	35.21%	58.12%	51.00%	45.53%	45.00%	90.63%	65.00%	42.22%

	Invested companies
		YN	Pohang			SK	SK	SK
Investing companies	CCES	Energy	City Gas	Daehan City Gas	Daehan Engineering	Scitech	NJC	Telink
SK Corporation
SK Energy
SK Networks
SK Telecom								90.77%
SK Chemicals						50.00%	60.00%

	Invested companies
		YN	Pohang			SK	SK	SK
Investing companies	CCES	Energy	City Gas	Daehan City Gas	Daehan Engineering	Scitech	NJC	Telink
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C
SK Incheon oil
Daehan City Gas					100.00%
SK Telink
SK E&S	100.00%	100.00%	100.00%	40.00%
iHQ
SK D&D
SK Communications
Total affiliated companies	100.00%	100.00%	100.00%	40.00%	100.00%	50.00%	60.00%	90.77%

	Invested companies
	Busan	Jeonnam	Gangwon		OK Cashbag	Chungnam	SK
Investing companies	City Gas	City Gas	City Gas	GBES	Service	City Gas	Wyverns	Infosec
SK Corporation
SK Energy					96.67%
SK Networks
SK Telecom					1.19%		99.99%
SK Chemicals
SKC								20.63%
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C								48.14%
SK Incheon oil
Daehan City Gas
SK Telink
SK E&S	40.00%	100.00%	100.00%	100.00%		100.00%
iHQ
SK D&D
SK Communications
Total affiliated companies	40.00%	100.00%	100.00%	100.00%	97.86%	100.00%	99.99%	68.77%

	Invested companies
	MRO	SK			Encar
Investing companies	Korea	Telesys	Innoace	AirCROSS	network	Global C&I	Paxnet	TU Media
SK Corporation
SK Energy					50.00%
SK Networks	51.00%		43.08%
SK Telecom			14.25%	100.00%		50.00%	59.74%	32.70%
SK Chemicals
SKC		77.13%
SK E&C
SK Shipping
SK Securities						40.00%
Walkerhill
SK C&C
SK Incheon oil
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D
SK Communications
Total affiliated companies	51.00%	77.13%	57.33%	100.00%	50.00%	90.00%	59.74%	32.70%

	Invested companies
	SK	SK	SK	Seoul		SK	SK Mobile
Investing companies	D&D	Utis	CTA	Records	Independence	Petrochemical	Energy	SKC Media
SK Corporation
SK Energy			33.67%				88.34%
SK Networks
SK Telecom				60.00%
SK Chemicals		60.00%				100.00%
SKC							11.66%	100.00%
SK E&C	44.98%
SK Shipping
SK Securities
Walkerhill
SK C&C					67.78%

	Invested companies
	SK	SK	SK	Seoul		SK	SK Mobile
Investing companies	D&D	Utis	CTA	Records	Independence	Petrochemical	Energy	SKC Media
SK Incheon oil
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D
SK Communications
Total affiliated companies	44.98%	60.00%	33.67%	60.00%	67.78%	100.00%	100.00%	100.00%

	Invested companies
		YTN		NTREEV	SK	SK
Investing companies	iHQ	Media	I Film Co.	Soft	I-Media	Communications	Ecolgreen	Pullbbang
SK Corporation
SK Energy
SK Networks							55.00%	66.67%
SK Telecom	37.09%			66.69%		64.82%
SK Chemicals
SKC
SK E&C
SK Shipping
SK Securities
Walkerhill
SK C&C					40.00%
SK Incheon oil
Daehan City Gas
SK Telink
SK E&S
iHQ		51.42%	45.00%
SK D&D
SK Communications					60.00%
Total affiliated companies	37.09%	51.42%	45.00%	66.69%	100.00%	64.82%	55.00%	66.67%

Invested companies
		SKC Air	SKN	Nuri	Commerce	Reviden
Investing companies	Island	Gas	Service	Solution	Planet	Asset	—	—
SK Corporation
SK Energy

	Invested companies
		SKC Air	SKN	Nuri	Commerce	Reviden
Investing companies	Island	Gas	Service	Solution	Planet	Asset	—	—
SK Networks			100.00%
SK Telecom					100.00%
SK Chemicals
SKC		80.00%
SK E&C						99.00%
SK Shipping
SK Securities
Walkerhill
SK C&C				45.55%
SK Incheon oil	50.00%
Daehan City Gas
SK Telink
SK E&S
iHQ
SK D&D						1.00%
SK Communications
Total affiliated companies	50.00%	80.00%	100.00%	45.55%	100.00%	100.00%
VI. SHARES
1. Distribution of Shares
A. Shareholdings of Major Shareholders and other Related Parties

(As of December 31, 2007)	(Unit: share, %)

			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending		Cause
		Types of	Number	Ownership	Number	Number	Number of	Ownership	of
Name	Relationship	shares	of shares	ratio	of shares	of shares	shares	ratio	change
SK Corporation	Parent company	Common stock	17,663,127	21.75	—	—	17,663,127	21.75	—
SK Networks	Affiliated company	Common stock	1,085,325	1.34	—	—	1,085,325	1.34	—
Tae Won Choi	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Shin Won Choi	Officer of affiliated company	Common stock	770	0.00	—	770	—	0.00	—

(As of December 31, 2007)	(Unit: share, %)

			Number of shares owned (equity rate)
			Beginning		Increase	Decrease	Ending		Cause
		Types of	Number	Ownership	Number	Number	Number of	Ownership	of
Name	Relationship	shares	of shares	ratio	of shares	of shares	shares	ratio	change
Shin Bae Kim	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Dae Kyu Byun	Director	Common stock	50	0.00	—	—	50	0.00	—
Jae Seung Yoon	Director	Common stock	200	0.00	—	—	200	0.00	—
Bang Hyung Lee	Director	Common stock	400	0.00	—	—	400	0.00	—
Sung Min Ha	Director	Common stock	738	0.00	—	—	738	0.00	—
Total		Common stock	18,751,980	23.10	—	770	18,751,210	23.09	—
		Preferred stock	0	0	—	—	0	0
		Total	18,751,980	23.10	—	770	18,751,210	23.09

Largest shareholder: SK Corporation	Number of related parties: 8 persons

*	SK Corporation purchased SK Telecom’s shares (1,085,325 shares) from SK Networks on February 25, 2008
B. Shareholders with More than 5% Shareholding

(As of December 31, 2007)	(Unit: share, %)

		Common share		Preferred share		Sub-total
		Number of	Ownership	Number of	Ownership	Number of	Ownership
Rank	Name (title)	shares	ratio	shares	ratio	shares	ratio
1	Citibank ADR	24,321,893	29.96	—	—	24,321,893	29.96
2	SK Corporation	17,663,127	21.75	—	—	17,663,127	21.75
3	SK Telecom	8,609,034	10.60	—	—	8,609,034	10.60
Total		50,594,054	62.31	—	—	50,594,054	62.31
C. Shareholder Distribution
(As of December 31, 2007)

	Number of		Number of
Classification	shareholders	Ratio (%)	shares	Ratio (%)	Remarks
Total minority shareholders	23,320	99.93	25,811,059	31.79	—
Minority shareholders (corporate)	1,186	5.08	11,674,791	14.37	—
Minority shareholders (individual)	22,134	94.85	14,136,268	17.41	—
Largest shareholder	8	0.03	18,751,210	23.09	—
Major shareholders	—	—	—	—	—
Other shareholders	8	0.03	36,631,442	45.12	—
Other shareholders (corporate)	6	0.03	11,493,465	14.16	—
Other shareholders (individual)	2	0.00	25,137,977	30.96	—
Total	23,336	100.00	81,193,711	100.00	—

2. Share Price and Trading Volume in the Last Six Months
A. Domestic Securities Market
(Unit: Won, shares)

	December	November	October	September	August	July
Types	2007	2007	2007	2007	2007	2007
Common share Highest	274,000	256,000	240,000	212,000	206,500	221,000
Lowest	249,000	204,500	209,000	206,000	192,000	200,000
Monthly transaction volume	5,847,036	10,755,565	5,675,597	2,494,024	4,408,098	5,311,253
B. Overseas Securities Market

New York Stock Exchange	(Unit: US$, ADR)

	December	November	October	September	August	July
Types	2007	2007	2007	2007	2007	2007
Depository receipt Highest	32.83	33.03	33.33	29.70	29.33	30.30
Lowest	29.84	29.00	30.02	28.05	26.15	27.41
Monthly transaction volume	26,024,900	38,418,408	29,156,341	20,339,291	42,018,148	32,018,574
VII. EMPLOYEES

(As of December 31, 2007)	(Unit: persons, in million Won)

	Number of employees
	Office				Average		Average
	managerial	Production			service	Total half	wage per
Classification	positions	positions	Others	Total	year	year wage	person	Remarks
Male	3,956	—	—	3,956	9.9	237,698	60.1	—
Female	586	—	—	586	8.1	28,450	48.6	—
Total	4,542	—	—	4,542	9.6	266,148	58.6	—

VIII. TRANSACTIONS WITH RELATED PARTIES
1. Transactions with the Largest Shareholder
A. Provisional Payment and Loans (including loans on marketable securities)

(As of December 31, 2007)	(Unit: in million Won)

			Change details
		Account					Accrued
Name (Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
SK Wyverns	Affiliated company	Long-term and short-term loans	5,282	575	1,725	4,132	—	—
B. Equity Investments

(As of December 31, 2007)	(Unit: in million Won)

			Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Note
SKT U.S.A. Holdings	Affiliated company	Common share	199,047	137,578	—	336,625	—
AirCROSS	Affiliated company	Common share	300	2,140	—	2,440	—
TU Media	Affiliated company	Common share	64,611	32,368	—	96,979
China STC	Affiliated company	Common share	1,343	5,646	—	6,989
SK Telecom(CHINA) Holding Co.,Ltd.	Affiliated company	Common share	—	19,070	—	19,070
iHQ	Affiliated company	Common share	41,846	10,000	—	51,846
Commerce Planet	Affiliated company	Common share	—	6,276	—	6,276
Baba.com	Affiliated company	Common share	—	1,975	—	1,975
ENTREEV	Affiliated company	Common share	—	17,720	—	17,720

			Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Note
Helio Inc.	Affiliated company	Common share	1,100	242	—	1,342
SKT Holdings America Inc.	Affiliated company	Common share	—	4,050	—	4,050
	Total		308,247	237,065	—	545,312	—
2. Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties
A. Provisional Payment and Loans (including loans on marketable securities)
* Agents
(Unit: in million Won)

			Change details
		Account					Accrued
Name (Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
Hong Eun and others	Agency	Long-term and short-term loans	64,984	207,772	157,797	114,959	—	—
* Overseas investment companies
(Unit: in million Won)

			Change details
		Account					Accrued
Name (Corporate name)	Relationship	category	Beginning	Increase	Decrease	Ending	interest	Remarks
DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee
B. Equity Investments
(Unit: in million Won)

		Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Remarks
Nayio Media, Inc.	—	Common share	248	—	248	—	—
DCM V.L.P.	—	—	—	4,692	—	4,692	—
Sky Lake Fund	—	—	—	1,172	—	1,172	—
Centurion IT Investment Group	—	—	3,000	—	1,070	1,930	—

		Details
		Types of
Name (Corporate name)	Relationship	Investment	Beginning	Increase	Decrease	Ending	Remarks
KTB Investment Group	—	—	1,060	—	371	689	—
Bridge Mobile Alliance	—	—	—	2,475	—	2,475	—
KINX	—	Common share	54	—	54	—	—
NTS Company	—	Common share	95	—	95	—	—
JS Tech	—	Common share	95	—	95	—	—
P&T Telecom	—	Common share	95	—	95	—	—
GN Solitech	—	Common share	95	—	95	—	—
RF Solution	—	Common share	95	—	95	—	—
Kyoungseo Telecom	—	Common share	95	—	95	—	—
PWNT	—	Common share	95	—	95	—	—
WithNet	—	Common share	95	—	95	—	—
NS Tech	—	Common share	95	—	95	—	—
Hangil Telecom	—	Common share	95	—	95	—	—
M-Cube works	—	Common share	188	—	188	—	—
Stic Investment	—	Common share	8,651	—	8,611	40	—
China Unicom	—	Common share	—	1,333,009	—	1,333,009	—
Translink Capital L.L.C.	—	Common share	—	798	—	798	—
Total			14,246	1,342,146	11,587	1,344,805	—
IX. OTHER RELEVANT MATTERS
1. Developments in the Items mentioned in prior Reports on Important Business Matters
A. Status and Progress of Major Management Events

Date of Disclosure	Title	Report	Reports status
October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Shinhan Bank, Hana Bank, Cho Hung Bank, Korea Exchange Bank 2. Contract amount: Won 1,300 billion 3. Purpose: to increase shareholder value	1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).

2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

3. On October 16, 2007, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.

4. As of December 31, 2007, the balance of specified monetary trust for treasury shares was Won 982 billion.

2. Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution
23rd Fiscal Year Meeting of Shareholders (March 9, 2007)	1. Approval of the financial statements for the year ended December 31, 2006
2. Remuneration limit for Directors
3. Election of Directors
-   Election of executive directors
-   Election of independent non-executive directors as Audit Committee members
Approved (Cash dividend, Won 7,000 per share) Approved (Won 12 billion) Approved (Jung Nam Cho, Sung Min Ha) Approved (Dal Sup Shim)
24rd Fiscal Year Meeting of Shareholders (March 14, 2008)	1. Approval of the financial statements for the year ended December 31, 2007	Approved (Cash dividend, Won 8,400 per share)
2. Amendment to Articles of incorporation
3. Remuneration limit for Directors
	4. Election of Directors	Approved (Won 12 billion)
	- Election of executive directors	Approved (Shin Bae Kim, Young Ho Park)
	- Election of independent non-executive directors - Election of independent non-executive directors as Audit Committee members	Approved (Rak Yong Uhm, Jay Young Chung) Approved(Jae Ho Cho)

SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have audited the accompanying non-consolidated balance sheets of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2007 and 2006, the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the years then ended, and the related non-consolidated statement of changes in stockholders’ equity for the year ended December 31, 2007, all expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, the results of its operations, changes in its retained earnings and its cash flows for the years then ended, and the changes in its stockholders’ equity for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in stockholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
January 31, 2008
Notice to Readers
This report is effective as of January 31, 2008, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors’ report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	December 31,		December 31,		December 31,	December 31,
ASSETS	2007		2006		2007	2006
	(In millions)				(In thousands)
CURRENT ASSETS:
Cash and cash equivalents (Notes 2 and 12)	~~W~~	575,646	~~W~~	241,100	$615,138	$257,641
Short-term financial instruments (Note 20)		79,360		61,953	84,804	66,203
Trading securities (Notes 2 and 3)		633,911		665,299	677,400	710,941
Current portion of long-term investment securities (Notes 2 and 3)		99,858		156	106,709	167
Accounts receivable — trade, net of allowance for doubtful accounts of ~~W~~59,581 million as of December 31, 2007 and ~~W~~88,285 million as of December 31, 2006 (Notes 2, 12 and 23)		1,620,334		1,700,650	1,731,496	1,817,322
Short-term loans, net of allowance for doubtful accounts of ~~W~~753 million as of December 31, 2007 and ~~W~~9,212 million as of December 31, 2006 (Notes 2, 5 and 23)		74,532		61,967	79,645	66,218
Accounts receivable — other, net of allowance for doubtful accounts of ~~W~~23,253 million as of December 31 2007 and ~~W~~26,708 million as of December 31, 2006 (Notes 2, 12 and 23)		855,062		1,257,244	913,723	1,343,496
Inventories (Note 2)		18,681		16,439	19,963	17,567
Prepaid expenses		94,080		113,256	100,534	121,026
Current deferred income tax assets, net (Notes 2 and 17)		29,688		40,113	31,725	42,865
Currency swap (Notes 2 and 25)		—		16,660	—	17,803
Advanced income and other		12,907		14,488	13,792	15,482

Total Current Assets		4,094,059		4,189,325	4,374,929	4,476,731

NON-CURRENT ASSETS:
Property and equipment, net (Notes 2, 6, 11, 22 and 23)		4,594,413		4,418,112	4,909,610	4,721,214
Intangible assets, net (Notes 2, 7 and 11)		3,174,942		3,405,159	3,392,757	3,638,768
Long-term financial instruments (Notes 20)		10,019		10,024	10,706	10,712
Long-term investment securities (Notes 2 and 3)		5,041,393		2,376,268	5,387,255	2,539,290
Equity securities accounted for using the equity method (Notes 2 and 4)		899,172		1,161,651	960,859	1,241,345
Long-term loans, net of allowance for doubtful accounts of ~~W~~23,783 million as of December 31, 2007 and ~~W~~23,148 million as of December 31, 2006 (Notes 2, 5 and 23)		76,642		12,828	81,900	13,708
Guarantee deposits, net of allowance for doubtful accounts of nil as of December 31, 2007 and ~~W~~163 million as of December 31, 2006 (Notes 2,12 and 23)		122,209		120,006	130,593	128,239
Long-term currency swap (Notes 2 and 25)		13,057		—	13,953	—
Long-term interest rate swap (Notes 2 and 25)		3,170		—	3,387	—
Long-term deposits and other		113,973		120,680	121,793	128,960

Total Non-Current Assets		14,048,990		11,624,728	15,012,813	12,422,236

TOTAL ASSETS	~~W~~	18,143,049	~~W~~	15,814,053	$19,387,742	$16,898,967

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
DECEMBER 31, 2007 AND 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	December 31,		December 31,		December 31,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY	2007		2006		2007	2006
	(In millions)				(In thousands)

CURRENT LIABILITIES:
Accounts payable (Notes 12 and 23)	~~W~~	1,112,351	~~W~~	1,107,786	$1,188,663	$1,183,785
Income taxes payable (Note 17)		314,830		331,496	336,429	354,238
Accrued expenses (Notes 2 and 24)		374,058		373,865	399,720	399,514
Dividend payable		308		268	329	286
Withholdings		222,653		327,895	237,928	350,390
Current portion of long-term debt, net (Notes 2, 8 and 11)		410,575		794,186	438,742	848,671
Current portion of subscription deposits (Note 10)		7,540		15,760	8,057	16,841
Currency swap (Notes 2 and 25)		12,646		—	13,514	—
Advanced receipts and other		29,587		34,364	31,617	36,722

Total Current Liabilities		2,484,548		2,985,620	2,654,999	3,190,447

NON-CURRENT LIABILITIES:
Bonds payable, net (Notes 2 and 8)		2,281,160		1,978,874	2,437,658	2,114,633
Long-term borrowings (Note 9)		293,820		292,960	313,977	313,058
Subscription deposits (Note 10)		6,426		21,140	6,867	22,590
Long-term payables — other, net of present value discount of ~~W~~27,886 million as of December 31,2007 and ~~W~~42,461 million as of December 31, 2006 (Note 2)		422,114		517,539	451,073	553,044
Obligations under capital lease (Notes 2 and 11)		—		1,642	—	1,755
Accrued severance indemnities, net (Note 2)		22,150		9,568	23,670	10,224
Non-current deferred income tax liabilities, net (Notes 2 and 17)		1,044,690		530,454	1,116,360	566,845
Long-term currency swap (Notes 2 and 25)		110,911		112,970	118,520	120,720
Long-term interest rate swap (Notes 2 and 25)		—		454	—	485
Guarantee deposits received and other (Notes 2, 23 and 24)		39,745		56,404	42,472	60,276

Total Non-Current Liabilities		4,221,016		3,522,005	4,510,597	3,763,630

Total Liabilities		6,705,564		6,507,625	7,165,596	6,954,077

STOCKHOLDERS’ EQUITY:
Capital stock (Notes 1 and 13)		44,639		44,639	47,701	47,701
Capital surplus (Notes 2, 8, 13 and 16)		2,939,353		2,962,699	3,141,006	3,165,953
Capital adjustments:
Treasury stock (Notes 1 and 15)		(2,041,483)		(2,014,927)	(2,181,538)	(2,153,160)
Loss on disposal of treasury stock (Note 15)		(95)		(7,887)	(102)	(8,428)
Stock options (Notes 2 and 16)		—		3,246	—	3,469
Accumulated other comprehensive income (loss) (Note 18):
Unrealized gains on valuation of long-term investment securities, net (Notes 2, 3 and 17)		1,626,689		408,521	1,738,287	436,547
Equity in other comprehensive income (loss) of affiliates, net (Notes 2, 4 and 17)		(27,965)		82,200	(29,884)	87,839
Loss on valuation of currency swap, net (Notes 2, 17 and 25)		(11,816)		(16,487)	(12,627)	(17,618)
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 25)		2,298		(329)	2,456	(352)
Retained earnings (Note 14):
Appropriated		7,335,037		6,679,234	7,838,253	7,137,459
Unappropriated		1,570,828		1,165,519	1,678,594	1,245,480

Total Stockholders’ Equity		11,437,485		9,306,428	12,222,146	9,944,890

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	~~W~~	18,143,049	~~W~~	15,814,053	$19,387,742	$16,898,967

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)

OPERATING REVENUE (Notes 2 and 23)	~~W~~	11,285,900	~~W~~	10,650,952	$12,060,162	$11,381,654

OPERATING EXPENSES (Notes 2 and 23)
Labor cost		(409,884)		(396,147)	(438,004)	(423,324)
Commissions paid(Note 2)		(4,035,757)		(3,316,551)	(4,312,628)	(3,544,081)
Depreciation and amortization (Notes 6 and 7)		(1,723,017)		(1,513,092)	(1,841,224)	(1,616,897)
Network interconnection		(998,154)		(955,954)	(1,066,632)	(1,021,537)
Leased line		(388,796)		(395,113)	(415,469)	(422,219)
Advertising		(304,194)		(300,829)	(325,063)	(321,467)
Research and development (Note 2)		(214,795)		(211,752)	(229,531)	(226,279)
Rent		(207,199)		(193,877)	(221,414)	(207,178)
Frequency usage		(164,072)		(158,958)	(175,328)	(169,863)
Repair		(161,050)		(146,312)	(172,099)	(156,350)
Cost of goods sold		(83,584)		(39,686)	(89,318)	(42,409)
Other		(423,855)		(438,311)	(452,932)	(468,381)

Sub-total		(9,114,357)		(8,066,582)	(9,739,642)	(8,619,985)

OPERATING INCOME		2,171,543		2,584,370	2,320,520	2,761,669

OTHER INCOME:
Interest income (Note 3)		77,344		68,624	82,650	73,332
Dividends		21,113		20,351	22,561	21,747
Commissions (Note 23)		35,601		41,080	38,043	43,898
Reversal of allowance for doubtful accounts		513		162	548	173
Foreign exchange and translation gains (Note 2)		11,112		2,744	11,874	2,932
Equity in earnings of affiliates (Notes 2 and 4)		266,811		83,144	285,115	88,848
Gain on disposal of investment assets		3,005		26,975	3,211	28,826
Gain on disposal of property, equipment and intangible assets		7,306		4,453	7,807	4,758
Gain on transactions and valuation of currency swap					—	—
(Notes 2 and 25)		10,799		16,660	11,540	17,803
Gain on conversion of convertible bond (Note 3)		373,140		—	398,739	—
Gain on repayment of bond		5,600		—	5,984	—
Other		39,070		46,907	41,753	50,126

Sub-total		851,414		311,100	909,825	332,443

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2007 AND 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)

OTHER EXPENSES:
Interest and discounts (Note 2)		(~~W~~215,856)		(~~W~~237,535)	($230,665)	($253,831)
Donations		(72,471)		(103,002)	(77,443)	(110,068)
Foreign exchange and translation losses (Note 2)		(12,079)		(2,871)	(12,908)	(3,068)
Loss on valuation of trading securities (Notes 2 and 3)		(1,203)		—	(1,286)	—
Equity in losses of affiliates (Notes 2 and 4)		(249,425)		(212,109)	(266,537)	(226,661)
Impairment loss on investment securities (Notes 2 and 3)		(4,386)		(27,344)	(4,687)	(29,220)
Loss on disposal of investment assets		(81)		(3,486)	(87)	(3,725)
Loss on disposal of property, equipment and					—	—
intangible assets		(30,213)		(16,407)	(32,286)	(17,533)
Impairment loss on assets (Note 2)		(369)		(6,866)	(394)	(7,337)
Loss on transaction and valuation of currency swap					—	—
(Notes 2 and 25)		(33,876)		(9,258)	(36,200)	(9,893)
Special severance indemnities (Note 2)		—		(144,021)	—	(153,901)
External research and development costs (Note 2)		(73,725)		(66,055)	(78,783)	(70,587)
Other		(21,488)		(44,873)	(22,960)	(47,951)

Sub-total		(715,172)		(873,827)	(764,236)	(933,775)

INCOME BEFORE INCOME TAXES		2,307,785		2,021,643	2,466,109	2,160,337

PROVISION FOR INCOME TAXES (Notes 2 and 17)		(665,334)		(575,045)	(710,979)	(614,496)

NET INCOME (Note 18)	~~W~~	1,642,451	~~W~~	1,446,598	$1,755,130	$1,545,841

NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 19)	~~W~~	22,607	~~W~~	19,734	$24.16	$21.09

DILUTED NET INCOME PER SHARE (In Korean won and U.S. dollars) (Note 19)	~~W~~	22,289	~~W~~	19,458	$23.82	$20.80

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF
APPROPRIATIONS OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2007 AND 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)

RETAINED EARNINGS BEFORE APPROPRIATIONS:
Beginning of year	~~W~~	1,044	~~W~~	1,712	$1,117	$1,828
Interim dividends (Note 21)		(72,667)		(73,714)	(77,653)	(78,770)
Retirement of treasury stock		—		(209,077)	—	(223,419)
Net income for the year		1,642,451		1,446,598	1,755,130	1,545,841

End of year		1,570,828		1,165,519	1,678,594	1,245,480

TRANSFER FROM VOLUNTARY RESERVES:
Reserve for research and manpower development (Note 14)		—		188,000	—	200,898
Reserve for loss on disposal of treasury stock (Note 14)		—		221,197	—	236,372
Reserve for improvement of financial structure (Note 14)		33,000		—	35,264	—

		33,000		409,197	35,264	437,270

APPROPRIATIONS:
Reserve for research and manpower development (Note 14)		—		(180,000)	—	(192,349)
Reserve for business expansion (Note 14)		(193,000)		(885,000)	(206,241)	(945,715)
Reserve for technology development (Note 14)		(800,000)		—	(854,884)	—
Cash dividends (Note 21)		(609,712)		(508,672)	(651,540)	(543,569)

		(1,602,712)		(1,573,672)	(1,712,665)	(1,681,633)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	~~W~~	1,116	~~W~~	1,044	$1,193	$1,117

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
YEAR ENDED DECEMBER 31, 2007

						Accumulated
						other				Total
	Common		Capital		Capital	comprehensive		Retained		Stockholders’
	stock		surplus		adjustments	income		earnings		equity

(In millions of Korean won)
Balance, January 1, 2007	~~W~~	44,639	~~W~~	2,962,699	(~~W~~2,019,568)	~~W~~	473,905	~~W~~	7,844,753	~~W~~	9,306,428
Cash dividends (Note 21)		—		—	—		—		(508,672)		(508,672)
Interim dividends (Note 21)		—		—	—		—		(72,667)		(72,667)
Net income		—		—	—		—		1,642,451		1,642,451
Conversion of convertible bonds (Note 8)		—		(11,116)	—		—		—		(11,116)
Stock options (Notes 2 and 16)		—		3,246	(3,246)		—		—		—
Difference between the acquisition cost and the net book value incurred from the transactions between under common control companies (Note 13)		—		(15,476)	—		—		—		(15,476)
Treasury stock (Notes 2 and 15)		—		—	(26,556)		—		—		(26,556)
Loss on disposal of treasury stock (Notes 2 and 15)		—		—	7,792		—		—		7,792
Unrealized gain on valuation of long-term investment securities, net (Notes 2, 3 and 18)		—		—	—		1,218,168		—		1,218,168
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4 and 17)		—		—	—		(110,165)		—		(110,165)
Loss on valuation of currency swap, net (Notes 2, 17 and 25)		—		—	—		4,671		—		4,671
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 25)		—		—	—		2,627		—		2,627

Balance, December 31, 2007	~~W~~	44,639	~~W~~	2,939,353	(~~W~~2,041,578)	~~W~~	1,589,206	~~W~~	8,905,865	~~W~~	11,437,485

(In thousands of U.S. dollars) (Note 2)
Balance, January 1, 2007		$47,701		$3,165,953	($2,158,119)		$506,416		$8,382,939		$9,944,890
Cash dividends (Note 21)		—		—	—		—		(543,569)		(543,569)
Interim dividends (Note 21)		—		—	—		—		(77,653)		(77,653)
Net income		—		—	—		—		1,755,130		1,755,130
Conversion of convertible bonds (Note 8)		—		(11,878)	—		—		—		(11,878)
Stock options (Notes 2 and 16)		—		3,469	(3,469)		—		—		—
Difference between the acquisition cost and the net book value incurred from the transactions between under common control companies (Note 13)		—		(16,538)	—		—		—		(16,538)
Treasury stock (Notes 2 and 15)		—		—	(28,378)		—		—		(28,378)
Loss on disposal of treasury stock (Notes 2 and 15)		—		—	8,326		—		—		8,326
Unrealized gain on valuation of long-term investment securities, net (Notes 2, 3 and 17)		—		—	—		1,301,740		—		1,301,740
Equity in other comprehensive income changes of affiliates, net (Notes 2, 4 and 17)		—		—	—		(117,723)		—		(117,723)
Loss on valuation of currency swap, net (Notes 2, 17 and 25)		—		—	—		4,991		—		4,991
Gain (loss) on valuation of interest swap, net (Notes 2, 17 and 25)		—		—	—		2,808		—		2,808

Balance, December 31, 2007		$47,701		$3,141,006	($2,181,640)		$1,698,232		$9,516,847		$12,222,146

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	~~W~~	1,642,451	~~W~~	1,446,598	$1,755,130	$1,545,841

Expenses not involving cash payments:
Provision for severance indemnities		32,496		40,636	34,725	43,424
Depreciation and amortization		1,852,226		1,647,554	1,979,297	1,760,583
Allowance for doubtful accounts		46,197		77,188	49,366	82,483
Foreign translation loss		8,915		623	9,527	666
Loss on valuation of trading securities		1,203		—	1,286	—
Impairment loss on investment securities		4,386		27,344	4,687	29,220
Equity in losses of affiliates		249,425		212,109	266,537	226,661
Loss on disposal of investment assets		81		3,486	87	3,725
Loss on disposal of property, equipment and intangible assets		30,213		16,407	32,286	17,533
Impairment loss on assets		369		6,866	394	7,337
Loss on transaction and valuation of currency swap		33,876		9,258	36,200	9,893
Donations		286		10	306	11
Amortization of discounts on bonds and other		42,545		48,194	45,462	51,500

Sub-total		2,302,218		2,089,675	2,460,160	2,233,036

Income not involving cash receipts:
Foreign translation gain		(4,910)		(245)	(5,247)	(262)
Reversal of allowance for doubtful accounts		(513)		(162)	(548)	(173)
Equity in earnings of affiliates		(266,811)		(83,144)	(285,115)	(88,848)
Gain on disposal of investment assets		(3,005)		(26,975)	(3,211)	(28,826)
Gain on disposal of property, equipment and intangible assets		(7,306)		(4,453)	(7,807)	(4,758)
Gain on transaction and valuation of currency swap		(10,799)		(16,660)	(11,540)	(17,803)
Gain on conversion of convertible bond		(373,140)		—	(398,739)	—
Gain on repayment of bond		(5,600)		—	(5,984)	—
Other		(371)		(1,618)	(397)	(1,728)

Sub-total		(672,455)		(133,257)	(718,588)	(142,398)

Changes in assets and liabilities related to operating activities:
Accounts receivable — trade		41,657		(146,225)	44,515	(156,257)
Accounts receivable — other		398,064		59,964	425,373	64,078
Inventories		(815)		(9,971)	(871)	(10,655)
Prepaid expenses		67,378		60,271	72,000	64,406
Advanced payments and other		(11,132)		12,712	(11,896)	13,584
Accounts payable		4,489		136,443	4,797	145,804
Income tax payable		(20,348)		(45,536)	(21,744)	(48,660)
Accrued expenses		(11,240)		38,824	(12,011)	41,487
Withholdings		105,242)		122,834	(112,462)	131,261
Current portion of subscription deposits		(8,220)		885	(8,784)	946
Advanced receipts and other		(4,235)		17,290	(4,524)	18,476
Deferred income taxes		111,977		(65,081)	119,659	(69,546)
Severance indemnities payments		(6,005)		(259,870)	(6,417)	(277,698)
Deposits for group severance indemnities and other deposits		(14,833)		163,184	(15,851)	174,379
Dividends received from affiliate		7,134		1,318	7,623	1,408

Sub-total		448,629		87,042	479,407	93,013

Net Cash Provided by Operating Activities		3,720,843		3,490,058	3,976,109	3,729,492
(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2007 AND 2006

					Translation into U.S. dollars
	Korean won				(Note 2)
	2007		2006		2007	2006
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash inflows from investing activities:
Decrease in short-term financial instruments	~~W~~	—	~~W~~	12,246	$—	$13,086
Decrease in long-term financial instruments		5		3	5	3
Decrease in trading securities, net		30,186		80,061	32,257	85,554
Decrease in current portion of long-term investment securities		156		—	167	—
Collection of short-term loans		113,396		93,410	121,175	99,818
Proceeds from sales of long-term investment securities		4,623		304,629	4,940	325,528
Proceeds from sales of equity securities accounted for using the equity method		9,801		108,470	10,473	115,912
Decrease in guarantee deposits		19,854		30,054	21,216	32,116
Decrease in other non-current assets		11,333		11,030	12,111	11,787
Proceeds from disposal of property and equipment		27,892		13,731	29,806	14,673
Proceeds from disposal of intangible assets		5,832		1,362	6,232	1,455
Cash inflows from transaction of currency swap		17,242		—	18,425	—

Sub-total		240,320		654,996	256,807	699,932

Cash outflows for investing activities :
Acquisition of short-term financial instruments		(17,407)		—	(18,601)	—
Increase in long-term financial instruments		—		(10,000)	—	(10,686)
Extension of short-term loans		(91,272)		(86,743)	(97,534)	(92,694)
Extension of long-term loans		(98,112)		(11,083)	(104,843)	(11,843)
Acquisition of long-term investment securities		6,609)		(1,069,172)	(391,760)	(1,142,522)
Acquisition of equity securities accounted for using the equity method		(258,558)		(217,793)	(276,296)	(232,735)
Increase in guarantee deposits and other		(74,696)		(131,662)	(79,820)	140,695)
Acquisition of property and equipment		(1,754,455)		(1,466,932)	(1,874,818)	(1,567,570)
Increase in intangible assets		(82,978)		(52,603)	(88,671)	(56,212)
Cash outflows from transaction of currency swap		(8,769)		—	(9,371)	—

Sub-total		(2,752,856)		(3,045,988)	(2,941,714)	(3,254,957)

Net Cash Used in Investing Activities		(2,512,536)		(2,390,992)	(2,684,907)	(2,555,025)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash inflows from financing activities:
Issuance of bonds		651,562		384,990	696,262	411,402
Proceeds from long-term borrowings		—		294,800	—	315,025
Increase in guarantee deposots received and other		1,858		3,370	1,985	3,601
Proceeds from disposal of treasury stock		45,133		—	48,229	—
Cash inflows from transaction of currency swap		2,901		—	3,100	—

Sub-total		701,454		683,160	749,576	730,028

Cash outflows for financing activities:
Repayment of current portion of long-term debt		(798,197)		(814,704)	(852,957)	(870,596)
Repayment of bonds		(43,027)		—	(45,979)	—
Payment of dividends		(581,309)		(662,815)	(621,189)	(708,287)
Decrease in subscription deposits		(14,714)		(2,630)	(15,723)	(2,810)
Acquisition of treasury stock		(118,512)		(209,077)	(126,642)	(223,421)
Cash outflows from transaction of currency swap		(11,838)		—	(12,650)	—
Decrease in other non-current liabilities		(7,618)		(3,666)	(8,141)	(3,918)

Sub-total		(1,575,215)		(1,692,892)	(1,683,281)	(1,809,032)

Net Cash Used in Financing Activities		(873,761)		(1,009,732)	(933,705)	(1,079,004)

NET INCREASE IN CASH AND CASH EQUIVALENTS		334,546		89,334	357,497	95,463

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		241,100		151,766	257,641	162,178

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	575,646	~~W~~	241,100	$615,138	$257,641
See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of December 31, 2007, the Company’s total issued shares are held by the following:

		Percentage of
	Number of shares	total shares issued (%)

SK Group	18,748,452	23.09
POSCO Corp.	2,341,569	2.88
Institutional investors and other minority shareholders	51,494,656	63.43
Treasury stock	8,609,034	10.60

	81,193,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The non-consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the Republic of Korea. The accompanying financial statements were approved by the Company’s board of directors on January 31, 2008. Significant accounting policies followed in preparing the accompanying financial statements are summarized as follows:
a.	Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying financial statements.

The accompanying financial statements are stated in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts is included solely for the convenience of readers of financial statements and has been made at the rate of ~~W~~935.80 to US$1.00, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the period ended December 31, 2007. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at that or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2007, the Company adopted SKAS No. 11 and SKAS No. 21 through No. 23. The adoption of such accounting standards did not have an effect on the financial position of the Company as of December 31, 2007 and net income of the Company for the year then ended. Details of primary change due to such adoption of SKAS are as follows:

Pursuant to adoption of SKAS No. 21, “Preparation and Presentation of Financial Statements”, statement of changes in stockholders’ equity was prepared only for the year ended December 31, 2007 in accordance with the transitional provision of the above SKAS. Certain amounts classified as capital adjustments through 2006 are classified as accumulated other comprehensive income (loss); such amounts include unrealized gain/loss on available-for-sale securities, equity in capital adjustments of affiliates and gain/loss on valuation of derivative instruments. In addition, certain amounts classified as investment assets through 2006 are classified as other non-current assets; such amounts include long-term loans, guarantee deposits, long-term deposits and others. Earnings per share amounts, which were reported on a periodic basis, are reflected in the accompanying statements of income. The accompanying balance sheet as of December 31, 2006, which is comparatively presented, was reclassified in accordance with SKAS No. 21.

c.	Cash Equivalents

Cash equivalents are highly liquid investments and short term financial instruments, which are readily convertible without significant transaction cost, do not have significant risk of changes in interest rates, and with original maturities of three months or less.

d.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

e.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities, supplies for sales promotion, and merchandise for e-commerce business are stated at the lower of cost or market value, with cost determined using the moving average method. The Company maintains perpetual inventory system, which is adjusted to physical inventory counts performed at year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses. There was no such loss for the years ended December 31, 2007 and 2006.

f.	Securities (Excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in accumulated other comprehensive income (loss) and the unrealized gains or losses are reflected in net income when the securities are sold or if there is an objective evidence of impairment such as bankruptcy of investees. Equity securities are stated at acquisition cost if fair value cannot be reliably measured.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise, such securities are recorded in the non-current section of the balance sheet.

g.	Equity Securities Accounted for Using the Equity Method

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of stockholders’ equity of the investee. Differences between the purchase cost and net asset fair value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized inter-company gains and losses are eliminated (See Note 4). In addition, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

When the Company’s share of equity interest in the equity method investees increases as a result of capital transactions of the investees with (or without) consideration, the increase in the Company’s proportionate shares in the investees are treated as goodwill or negative goodwill and when the Company’s share of equity interest in the equity method investees decreases as a result of capital transactions of the investees with (or without) consideration, the decrease in the Company’s proportionate shares in the investees are accounted for as gain or loss on disposal. However, if equity method investees are subsidiaries, such differences in the Company’s proportionate shares in the investees are accounted for as accumulated other comprehensive income (loss) in the Company’s stockholders’ equity.

In translating the foreign currency statements of the Company’s foreign-based investees, the Company applies (a) the current rate of exchange at the balance sheet date to the investee’s balance sheet items (except historical rates applied for stockholders’ equity), and (b) the average rate for the current period for income statements items. After translating the balance sheet and income statements items as noted above, the Company’s portion of the amount after deducting the translated total liabilities from translated total assets and equity is recorded as accumulated other comprehensive income (loss) in the Company’s stockholders’ equity.

h.	Troubled Debt Restructuring

In case that contractual terms such as on the face amount, interest rate, or maturity should be changed to alleviate the debtor’s burdens in accordance with an agreement between the creditor and the debtor, initiation of corporate reorganization procedures under court trustee or under debtor’s management, the Company recognizes the restructured receivables at present value of the expected future cash flows discounted by the reasonable interest rate and amortizes the difference between face value and present value to interest income using the effective interest rate method.

i.	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4-30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

j.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2007 and 2006 were ~~W~~439,509 million and ~~W~~366,516 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (4.56% as of December 31, 2007). The future payment obligations are ~~W~~110,000 million (related present value discount: ~~W~~681 million) in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010 and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost (measured at present value) as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016. As of December 31, 2007, the present value discount related to the current portion and long-term portion of payments to be made to MIC totaled ~~W~~681 million and ~~W~~27,886 million, respectively.

k.	Impairment Losses

When the recoverable amount of assets (that are not recorded at fair value) including investment assets (except for trading and available for sale investments in listed companies), property and equipment, and intangible assets is significantly less than the carrying value due to obsolescence, physical damage, decline in market value or other causes, the carrying value is reduced to the recoverable amount and any difference is charged to current operation as an impairment loss. The Company recorded such impairment loss of ~~W~~ 369 million and ~~W~~ 6,866 million for the years ended December 31, 2007 and 2006, respectively.

l.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; and the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

m.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

n.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

o.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 24). When a possible range of loss in connection with a probable loss contingency as of the balance sheet date is estimable with reasonable certainty, and some amount within that range appears at the time to be a better estimate than any other amount within the range, the Company accrues such amount. When no amount within the range appears to be a better estimate than any other amount, the minimum in that range is recorded.

The Company does not recognize the following contingent obligations as liabilities:
•	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

•	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

p.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities upon termination of their employment based on length of service and rate of pay. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~38,706 million and ~~W~~23,895 million as of December 31, 2007 and 2006, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~50 million as of December 31, 2007 and 2006, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~6,005 million and ~~W~~259,870 million for the years ended December 31, 2007 and 2006, respectively.

Effective March 31, 2006, the Company changed its policy for the severance indemnities applicable to those employees who joined the Company before or on December 31, 2002 from cumulative method, where employees are entitled to get paid more than one month of salary each year depending on the length of service, to simple multiplier method, where employees are paid one month of salary each year regardless of their service period in accordance with the resolution of the Company’s joint labor-management conference held on March 16, 2006. As a result of such policy change, the Company distributed early settlements to those eligible employees on their accumulated severance indemnities as of December 31, 2006 on a mandatory basis. In addition, the Company paid the additional bonuses of ~~W~~125,890 million for those employees who received the mandatory distribution for their early settlement as compensation for those employees. The Company recorded such settlements as compensation costs as special severance indemnities in other expenses for the year ended December 31, 2006. In addition, the Company executed the early retirement program and the related special bonus of ~~W~~18,131 million were paid to eligible employees and accounted for as special severance indemnities in other expenses for the year ended December 31, 2006.

q.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 16). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs, related to stock options expired due to such stock options not being exercised within the exercisable period, are transferred to other capital surplus from capital adjustments (See Note 16).

r.	Accounting for Leases

A lease is classified as a finance lease or an operating lease depending on the extent of transfer to the Company of the risks and rewards incidental to ownership. If a lease meets any one of the following criteria, it is accounted for as a finance lease:
•	The lease transfers ownership of the asset to the lessee by the end of the lease term;

•	The lessee has the option to purchase the asset at a bargain price and it is certain that the option will be exercised;

•	The lease term is for the major part (75% or more) of the economic life of the asset even if title is not transferred;

•	At the date of lease commencement the present value of the minimum lease payments amounts to at least substantially all (90% or more) of the fair value of the leased asset; or

•	The leased assets are of such a specialized nature that only the Company can use them without major modifications.
All other leases are treated as operating leases.

s.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~214,795 million and ~~W~~211,752 million for the years ended December 31, 2007 and 2006, respectively. In addition, external research and development costs were ~~W~~73,725 million and ~~W~~66,055 million for the years ended December 31, 2007 and 2006, respectively.

t.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were ~~W~~938.20 and ~~W~~929.60 to US$1.00 at December 31, 2007 and 2006, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

u.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as accumulated other comprehensive income (loss) and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

v.	Revenue Recognition

Operating revenue is recognized when cellular telephone communication and related services are provided.

w.	Income Tax

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Deferred income tax assets and liabilities are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes (See Note 17).

x.	Handset Subsidies to Long-term Mobile Subscribers

Effective March 27, 2006, the Telecommunication Law of Korea was revised to allow wireless carriers to provide handset subsidies to customers who have maintained their wireless account with the same carrier for 18 months or longer and who have not received such subsidies within the last two years to acquire new or renewed customer relationships. The Company commenced its handset subsidy program on the effective date of the revised Telecommunications Law and included a clause in the service contract which allows the Company to change the terms of its subsidy program, including the Company’s ability to terminate the program at any time after a thirty day notice to its customers. The Company charges such handset subsidies to commissions paid as the related payments are made.

y.	Use of Estimates

The Company’s management makes reasonable estimates and assumptions in preparing the financial statements in conformity with accounting principles generally accepted in the Republic of Korea. These estimates and assumptions can change according to additional experiences, changes in circumstances, new information and other and could differ from actual results.

z.	Reclassifications

Certain reclassifications have been made in prior period’s financial statements to conform to classifications used in the current period. Such reclassifications did not have an effect on the previously reported net assets as of December 31, 2006 and net income for the year then ended.

3.	INVESTMENT SECURITIES
a. Trading Securities

Trading securities as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	December 31, 2007						December 31, 2006
					Carrying amount		Fair value and
	Acquisition cost		Fair value		(Note)		carrying amount

Beneficiary certificates	~~W~~	635,114	~~W~~	633,911	~~W~~	633,911	~~W~~	665,299

(note)	The difference between the fair value and the acquisition cost of trading securities amounting to ~~W~~1,203 million as of December 31, 2007 was accounted for as loss on valuation of trading securities in other expenses.

b. Long-term Investment Securities

Long-term investment securities as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	December 31, 2007		December 31, 2006

Available-for-sale equity securities	~~W~~	4,675,021	~~W~~	992,455
Available-for-sale debt securities		466,230		1,383,969

Total		5,141,251		2,376,424
Less current portion		(99,858)		(156)

Long-term portion	~~W~~	5,041,393	~~W~~	2,376,268

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	December 31, 2007								Carrying amount
	Number of		Acquisition						December		December
	Shares	Percentage (%)	cost			Fair value			31, 2007		31, 2006
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781		~~W~~	8,629		~~W~~	8,629	~~W~~	5,897
hanarotelecom incorporated	11,045,000	4.8		121,677			116,525			116,525		88,581
KRTnet Corporation	234,150	4.4		1,171			2,470			2,470		2,517
POSCO	2,481,310	2.8		332,662			1,426,753			1,426,753		766,725
DAEA TI Co., Ltd. (Formerly Comas Interactive Co., Ltd.)	99,120	0.2		1,695			228			228		83
Extended Computing Environment Co., Ltd.	133,333	3.3		10			905			905		876
nTels Co., Ltd.	205,200	8.2		34		1,525		(note a)		1,525		—
Qualcomm Inc.	55,805	0.1		2,756			2,060			2,060		—
China Unicom Ltd.	899,745,075	6.6		1,333,009		1,936,840		(note b)		1,936,840		—

Sub-total				1,798,795			3,495,935			3,495,935		864,679

(Investments in non-listed companies)
LG Powercomm Co., Ltd. (Formerly Powercomm Co., Ltd.)	7,500,000	5.0		240,243		89,422		(note c)		89,422		80,370
SK C&C Co., Ltd.	6,000,000	30.0		501,651		1,307,064		(note d)		1,037,604		—
Japan MBCO	54,000	7.3	27,332		(note e)					—		—
Eonex Technologies Inc.	144,000	12.3	3,600		(note f)					4,593		4,593
The Korea Economic Daily	2,585,069	13.8	13,964		(note f)					13,964		13,964
Others			117,325		(note f)					16,700		25,411

Sub-total				904,115						1,162,283		124,338

(Investments in funds)
Others			16,803		(note f)					16,803		3,438

Sub-total				16,803						16,803		3,438

Total			~~W~~	2,719,713					~~W~~	4,675,021	~~W~~	992,455

(note a)	The common stocks of nTelsCo., Ltd. were newly listed on the Korea Securities Dealers Automated Quotation during the year ended December 31, 2007.

(note b)	In accordance with the resolution of the Company’s board of directors on August 20, 2007, convertible bonds of China Unicom Ltd. were converted into common stock and reclassified to available-for sale equity securities from available-for-sale debt securities.

(note c)	The Company recorded its investments in common stock of LG Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows. The unrealized loss on valuation of investments amounting to ~~W~~109,345 million (net of tax effect of ~~W~~41,476 million) and ~~W~~115,908 million (net of tax effect of ~~W~~43,965 million) as of December 31, 2007 and 2006, respectively, were recorded as accumulated other comprehensive loss.

(note d)	The investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the three months ended December 31, 2007, as the SK C&C Co., Ltd. became the ultimate parent company of the Company. The Company recorded its investments in common stock of SK C&C Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized gain on valuation of investments totaling £Ü501,155 million (net of tax effect of ~~W~~190,093 million) as of December 31, 2007 including the equity in other comprehensive income of affiliates amounting to ~~W~~112,589 million (net of tax effect of ~~W~~42,706 million) incurred prior to the reclassification was recorded as accumulated other comprehensive income. In addition, its acquisition cost was adjusted to the carrying amount valued using the equity method of accounting less the equity in other comprehensive income of affiliates prior to the reclassification.

(note e)	Due to the impairment of the Company’s investments in common stock of Japan MBCO, the Company recorded impairment loss on such investments of ~~W~~27,332 million for the year ended December 31, 2006.

(note f)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during the year ended December 31, 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company no longer exercises significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification. Meanwhile, during the year ended December 31, 2007, the investment in common stock of Pantech Co., Ltd. was reclassified to available-for-sale equity securities from equity securities accounted for using the equity method as the Company no longer exercise significant influence over the investee as a result of Pantech’s 20 to 1 stock consolidation which resulted in decrease in the Company’s ownership to 0.5% from 22.7%. And, the carrying amount of the investment as of December 31, 2007 is nil.

b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

				Carrying amount
				December		December
	Maturity	Acquisition cost		31, 2007		31, 2006

Public bonds	(note a)	~~W~~	51,545	~~W~~	51,341	~~W~~	51,300
Currency stabilization bonds	(note b)		49,948		49,713		49,894
Closed beneficiary certificates (note c)	October, 2009		4,750		4,787		—
Bond-type beneficiary certificates	(note d)		350,000		359,389		5,072
Convertible bonds of Real Telecom Co., Ltd. (note e)	March, 2007		10,656		—		—
Convertible bonds of China Unicom Ltd. (note f)	July, 2009		—		—		1,276,703
Convertible bonds of Eonex Technologies, Inc. (note g)	October, 2008		1,000		1,000		1,000

Total			467,899		466,230		1,383,969
Less current portion			(100,304)		(99,858)		(156)

Long-term available-for-sale debt securities		~~W~~	367,595	~~W~~	366,372	~~W~~	1,383,813

The interest income incurred from available-for-sale debt securities for the years ended December 31, 2007 and 2006 was ~~W~~4,800 million and ~~W~~7,991 million, respectively.
(note a)	The maturities of public bonds as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

Maturity	December 31, 2007		December 31, 2006

One year or less	~~W~~	50,145	~~W~~	156
More then one year and within five years		1,196		51,144

	~~W~~	51,341	~~W~~	51,300

(note b)	The maturities of currency stabilization bonds as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

Maturity	December 31, 2007		December 31, 2006

One year or less	~~W~~	49,713	~~W~~	49,894

(note c)	Returns on the closed beneficiary certificates were accounted for as interest income.

(note d)	The maturities of bond-type beneficiary certificates as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

Maturity	December 31, 2007		December 31, 2006

More than one year and within five years	~~W~~	359,389	~~W~~	—

(note e)	Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million prior to December 31, 2004 and as of December 31, 2007, the principal amount of the bond has not been redeemed at its maturity.

(note f)	In accordance with the resolution of the Company’s board of directors dated August 20, 2007, convertible bonds of China Unicom Ltd. were converted into its common stock and reclassified to available-for sale equity securities from available-for-sale debt securities. As a result of such conversion, the Company recorded gain on conversion of convertible bonds of ~~W~~373,140 million for the year ended December 31, 2007.

(note g)	On October 11, 2006, the Company purchased convertible bonds of Eonex Technologies, Inc. at face value of ~~W~~1,000 million. Such convertible bonds can be converted into 7,142 shares of common stock of Eonex Technologies, Inc. at ~~W~~140,000 per share during the period from April 1, 2007 to October 11, 2008. Unless either previously redeemed or converted, the notes are redeemable at 106% of the principal amount at maturity. If all such bonds are converted, the Company’s equity interest in Eonex Technologies, Inc. will increase to 12.9%.

b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	For the year ended December 31, 2007
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	115	~~W~~	2,732	~~W~~	—	~~W~~	2,847
hanarotelecom incorporated		(33,096)		27,944		—		(5,152)
KRTnet Corporation		1,347		(47)		—		1,300
POSCO		434,063		660,028		—		1,094,091
DAEA TI Co., Ltd. (formerly Comas Interactive Co., Ltd.)		(1,611)		145		—		(1,466)
eXtended Computing Environment Co., Ltd.		866		29		—		895
nTels Co., Ltd.		—		1,490		—		1,490
Qualcomm Inc. Ltd.		—		(696)		—		(696)
China Unicom		—		599,012		—		599,012
SK C&C Co., Ltd.		—		691,248		—		691,248
LG Powercomm Co., Ltd. (formerly Powercomm Co., Ltd.)		(159,873)		9,053		—		(150,820)
Eonex Technologies Inc.		2,011		—		—		2,011
Public bonds		(5)		(200)		—		(205)
Currency stabilization bonds		12		(247)		—		(235)
Convertible bonds of China Unicom Ltd.		319,648		208,095		(527,743)		—
Beneficiary certificates		—		9,389		—		9,389

Sub-total		563,477		2,207,975		(527,743)		2,243,709
Less tax effect		(154,956)		(607,193)		145,129		(617,020)

Total	~~W~~	408,521	~~W~~	1,600,782		(~~W~~382,614)	~~W~~	1,626,689

	For the year ended December 31, 2006
					Transferred to
	Beginning		Increase		realized		Ending
	balance		(decrease)		gain (loss)		balance
Available-for-sales securities:
Digital Chosunilbo Co., Ltd.	~~W~~	14	~~W~~	101	~~W~~	—	~~W~~	115
hanarotelecom incorporated		(65,237)		32,141		—		(33,096)
KRTnet Corporation		1,475		(128)		—		1,347
POSCO		168,563		265,500		—		434,063
Comas Interactive Co., Ltd.		(1,611)		—		—		(1,611)
eXtended Computing Environment Co., Ltd.		—		866		—		866
LG Powercomm Co., Ltd.		(163,113)		3,240		—		(159,873)
Eonex Technologies Inc.		2,011		—		—		2,011
Public bonds		—		(5)		—		(5)
Currency stabilization bonds		(218)		907		(677)		12
Convertible bonds of China Unicom Ltd.		—		319,648		—		319,648

Sub-total		(58,116)		622,270		(677)		563,477
Less tax effect		15,982		(171,124)		186		(154,956)

Total		(~~W~~42,134)	~~W~~	451,146		(~~W~~491)	~~W~~	408,521

4. EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD
Equity securities accounted for using the equity method of accounting as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	December 31, 2007							Carrying Amount
		Ownership			Net
	Number	percentage	Acquisition		asset			December		December
	of shares	(%)	cost		value			31, 2007		31, 2006

Pantech Co., Ltd.	1,278,515	0.5	~~W~~	—	~~W~~	—	(note a)	~~W~~	—	~~W~~	—
SK Communications Co., Ltd.	28,029,945	64.8		175,441		141,199	(note b)		160,025		177,913
SK Telink Co., Ltd.	943,997	90.8		5,296		97,136			97,136		86,284
SK C&C Co., Ltd.	6,000,000	30.0		—		—	(note c)		—		272,554
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000		—			—		—
STIC Ventures Co., Ltd.	—	—		—		—	(note d)		—		8,651
Paxnet Co., Ltd.	5,590,452	59.7		26,563		14,145			30,237		30,807
Global Credit & Information Co., Ltd.	300,000	50.0		2,410		3,306			3,851		3,704
TU Media Corp.	17,538,064	32.7		96,979		5,527	(note e)		5,527		7,016
Aircross Co., Ltd.	1,575,000	100.0		2,440		5,967	(note f)		5,967		1,713
IHQ, Inc.	14,960,784	37.1		51,846		19,638	(note g)		38,911		38,938
Ntreev Soft Co., Ltd.	2,064,970	66.7		33,120		11,938	(note h)		13,220		—
Baba Club	200,000	100.0		3,970		—	(note i)		1,733		—
Commerce Planet Co., Ltd. (formerly Philio Co., Ltd.)	26,396	100.0		10,374		2,315	(note j)		6,266		—
Seoul Records, Inc.	9,582,321	60.0		27,874		19,376			21,415		25,995
Harex Info Tech, Inc.	225,000	21.2		3,375		417			1,118		1,835
SK Mobile	—	42.5		10,322		3,272			3,272		4,643
SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.)	180,476,700	73.3		191,273		101,412			101,776		118,463
Skytel Co., Ltd.	1,756,400	26.4		2,159		7,797			7,797		6,009
SK China Company Ltd.	—	20.7		3,195		1,086			—		93
SK Telecom China Co., Ltd.	—	100.0		7,340		7,154			7,154		6,536
ULand Company Ltd.	14,100,100	70.1		17,511		4,026			5,290		6,761
SK Telecom USA Holdings, Inc.	1,000	100.0		336,625		63,023	(note k)		63,023		77,786
SK Telecom International, Inc.	109	100.0		17,467		26,454			26,454		25,146
SK Telecom China Holding Co., Ltd.	—	100.0		19,070		19,070	(note l)		19,070		—
SK USA, Inc.	49	49.0		3,184		3,140			3,140		2,969
Helio, Inc.	794,375	0.6		1,342		333			333		1,100
Korea IT Fund	190	63.3		190,000		210,568			210,568		193,060
Centurion IT Investment Association	30	53.2		1,930		2,463			2,463		3,262
1st Music Investment Fund of SK-PVC	1,385	69.3		6,925		5,607			5,607		7,186
2nd Music Investment Fund of SK-PVC	1,585	79.3		7,925		8,517			8,517		8,238
SK-KTB Music Investment Fund	297	74.3		14,850		13,367			13,367		15,311
IMM Cinema Fund	120	45.6		12,000		9,089			9,089		11,569
Michigan Global Cinema Fund	40	36.4		4,000		3,542			3,542		3,773
3rd Fund of Isu Entertainment	25	31.3		2,500		1,690			1,690		2,419
Other investments in affiliates				22,113			(note m)		21,614		11,917

Total			~~W~~	1,312,419				~~W~~	899,172	~~W~~	1,161,651

(note a)	Pantech Co., Ltd. (“Pantech”) requested its creditor banks for a debt restructuring due to deterioration of its liquidity on December 11, 2006. On December 15, 2006, Pantech entered into creditor banks agreement (the “Agreement”) with its eight creditor banks including Korea Development Bank (“KDB”), its main creditor bank. Currently, the creditor banks’ association, which was organized according to the Agreement and represented by KDB, has been supervising Pantech’s debt repayment schedule and operations. In the first half of 2007, the Company’s shares of Pantech were reduced to 1,278,515 shares from 25,570,306 shares in accordance with the Pantech’s 20 to 1 stock consolidation. In accordance with debt-equity swap, the Company’s ownership decreased from 22.7% to 0.5% for the year ended December 31, 2007. As a result, the investment in common stock of Pantech was reclassified to available-for-sale equity securities during the year ended December 31, 2007 as the Company no longer exercise significant influence over the investee.

(note b)	SK Communications Co., Ltd. merged with Empas Corporation on November 1, 2007 and Empas Corporation issued new stocks to the stockholders of SK Communications Co., Ltd. at the exchange ratio of 1 to 3.5732182 between the common stock of SK Communications Co., Ltd. and Empas Corporation. In addition, Empas Corporation changed its name to SK Communications Co., Ltd. Due to this merger, the Company’s shares of SK Communications Co., Ltd. increased to 28,029,945 shares from 7,844,454 shares and the Company’s ownership decreased from 85.9% to 64.8 % at December 31, 2007.

(note c)	For the year ended December 31, 2007, the Company’s shares of SK C&C Co., Ltd. were increased to 6,000,000 shares from 300,000 shares as a result of SK C&C Co., Ltd.’s 20 to 1 stock split. In addition, the investment in common stock of SK C&C Co., Ltd. was reclassified to available-for-sale equity securities, as SK C&C Co., Ltd. became the ultimate parent company of the Company by increasing its ownership interest in SK Holdings Co., Ltd. to 25.42% as of December 31, 2007.

(note d)	For the year ended December 31, 2007, the Company disposed all of its 1,600,000 shares of Stick Ventures Co., Ltd.

(note e)	For the year ended December 31, 2007, the Company additionally invested ~~W~~32,368 million in TU Media Corp. which increased the Company’s ownership from 29.6% to 32.7%.

(note f)	For the year ended December 31, 2007, the Company acquired 975,000 shares of Air cross Co., Ltd.’s common stock from WiderThan Co., Ltd. and others, which increased the Company’s ownership from 38.1% to 100.0%.

(note g)	For the year ended December 31, 2007, the Company additionally invested ~~W~~10,000 million in IHQ, Inc. which increased the Company’s ownership from 34.8% to 37.1%.

(note h)	For the year ended December 31, 2007, the Company acquired 1,440,720 shares of Ntreev Soft Co., Ltd.’s common stock from IHQ, Inc. and others at ~~W~~23,120 million with additional investment of ~~W~~10,000 million in Ntreev Soft Co., Ltd. Therefore, the Company holds 66.7% ownership interest in Ntreev Soft Co., Ltd.

(note i)	For the year ended December 31, 2007, the Company acquired 200,000 shares of Baba Club’s common stock. As a result, the Company holds 100% ownership in Baba Club. Meanwhile, Baba Club was merged with Commerce Planet Co., Ltd. (formerly Philio Co., Ltd.), the Company’s subsidiary, on January 10, 2008.

(note j)	For the year ended December 31, 2007, the Company acquired 26,396 shares of Commerce Planet Co., Ltd. (formerly Philio Co., Ltd.)’s common stock. As a result, the Company holds 100% ownership in Commerce Planet Co., Ltd.

(note k)	In 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an investment of US$122 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested additional US$149.5 million and US$78.5 million in SK USA Holdings, Inc. for the year ended December 31, 2007 and 2006, respectively (See Note 26).

(note l)	For the year ended December 31, 2007, the Company incorporated SK Telecom China Holdings Co, Ltd., a wholly owned subsidiary, with an initial investment of ~~W~~19,070 million.

(note m)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and others were not accounted for using the equity method of accounting, as changes in the Company’s portion of stockholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

		For the year ended December 31, 2007
								Equity in other
						Equity in		comprehensive				Other
		Beginning				earnings		income of		Dividend		increase		Ending
		balance		Acquisition		(losses)		affiliates		received		(decrease)		balance

SK Communications Co., Ltd	(note a)	~~W~~	177,913	~~W~~	—		(~~W~~26,254)	~~W~~	8,366	~~W~~	—	~~W~~	—	~~W~~	160,025
SK Telink Co., Ltd.	(notes a and b)		86,284		—		15,543		(198)		(4,493)		—		97,136
SK C&C Co., Ltd.	(notes a and b)		272,554		—		225,966		4,391		(1,260)		(501,651)		—
SK Wyverns Baseball Club Co., Ltd.	(note a)		—		—		3,378		—		—		—		—
STIC Ventures Co., Ltd.	(note a)		8,651		—		(40)		(239)		—		(8,372)		—
Paxnet Co., Ltd.	(notes a and b)		30,807		—		151		6		(727)		—		30,237
Global Credit & Information Co., Ltd.			3,704		—		147		—		—		—		3,851
TU Media Corp.	(notes a and c)		7,016		32,368		(33,821)		(370)		—		334		5,527
Aircross Co., Ltd.	(note a)		1,713		2,140		2,114		—		—		—		5,967
IHQ, Inc.	(notes a and d)		38,938		10,000		(10,723)		698		—		(2)		38,911
Ntreev Soft Co., Ltd.	(notes a and e)		—		33,196		720		(5,219)		—		(15,477)		13,220
Baba Club	(notes a and f)		—		3,970		(243)		—		—		(1,994)		1,733
Commerce Planet Co., Ltd. (Formerly Philio Co., Ltd.)	(notes a and f)		—		10,374		(10)		—		—		(4,098)		6,266
Seoul Records, Inc.	(note a)		25,995		—		(4,223)		(357)		—		—		21,415
Harex Info Tech, Inc.			1,835		—		(717)		—		—		—		1,118
SK Mobile	(note a)		4,643		—		(1,655)		284		—		—		3,272
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd.)	(note a)		118,463		—		(17,586)		899		—		—		101,776
Skytel Co., Ltd.	(notes a and b)		6,009		—		2,784		(342)		(654)		—		7,797
SK China Company Ltd.	(note a)		93		—		(112)		19		—		—		—
SK Telecom China Co., Ltd.	(note a)		6,536		—		93		525		—		—		7,154
ULand Company Limited.	(note a)		6,761		—		(1,816)		345		—		—		5,290
SK Telecom USA Holdings, inc.	(note a)		77,786		137,578		(145,870)		(6,471)		—		—		63,023
SK Telecom International, Inc.	(note a)		25,146		—		1,108		200		—		—		26,454
SK Telecom China Holding Co., Ltd.	(note a)		—		19,070		—		—		—		—		19,070
SK USA, Inc.	(note a)		2,969		—		144		27		—		—		3,140
Helio, Inc.	(notes a and d)		1,100		242		(1,121)		184		—		(72)		333
Korea IT Fund	(note a)		193,060		—		14,384		3,124		—		—		210,568
Centurion IT Investment Association	(notes a and g)		3,262		—		(29)		300		—		(1,070)		2,463
1st Music Investment Fund of SK-PVC	(note a)		7,186		—		(1,586)		7		—		—		5,607
2nd Music Investment Fund of SK-PVC	(note a)		8,238		—		279		—		—		—		8,517
SK-KTB Music Investment Fund	(note a)		15,311		—		(152)		(1,792)		—		—		13,367
IMM Cinema Fund	(note a)		11,569		—		(2,507)		27		—		—		9,089
Michigan Global Cinema Fund	(note a)		3,773		—		(231)		—		—		—		3,542
3rd Fund of Isu Entertainment	(note a)		2,419		—		(729)		—		—		—		1,690

Total		~~W~~	1,149,734	~~W~~	248,938	~~W~~	17,386	~~W~~	4,414		(~~W~~7,134)		(~~W~~532,402)	~~W~~	877,558

(note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the year ended December 31, 2007. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors: i) obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate ii) checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements iii) performed an analytical review on the unaudited and unreviewed financial statements

(note b)	The Company received dividends from SK Telink Co., Ltd., SK C&C Co., Ltd., Paxnet Co., Ltd. and Skytel Co., Ltd., and the corresponding amount was deducted from the carrying amount of equity method securities.

(note c)	Other increase in investments in TU Media Corp. represents realization of equity in other comprehensive income of affiliates as TU Media Corp. became the Company’s subsidiary as a result of the Company’s additional investment in TU Media Corp. for the year ended December 31, 2007.

(note d)	Other increase (decrease) in investments in equity securities of IHQ, Inc. and Helio, Inc. represent gains on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of capital transactions of the investees.

(note e)	Other decrease in investments in Ntreev Soft Co., Ltd. represents the difference between the purchase cost and net asset value of the investee, which is offset against the Company’s capital surplus as Ntreev Soft Co., Ltd. is the Company’s subsidiary (See Note 13).

(note f)	Other decrease in investments in Baba Club and Commerce Planet Co., Ltd. (formerly Philio Co., Ltd.) represents the goodwill recognized, which resulted from the Company’s acquisition of a portion of BaBa Club and Commerce Planet Co., Ltd.’s assets and operational business units after the investment in equity securities of Baba Club and Commerce Planet Co., Ltd., respectively.

(note g)	Other decrease in investments in Centurion IT Investment Association resulted from the collection of a portion of the Company’s investment.

		For the year ended December 31, 2006
							Equity in other
						Equity in	comprehensive				Other
		Beginning				earnings	income of		Dividend		increase		Ending
		balance		Acquisition		(losses)	affiliates		received		(decrease)		balance

Pantech Co., Ltd.		~~W~~	55,634	~~W~~	—	(~~W~~55,731)	~~W~~	97	~~W~~	—	~~W~~	—	~~W~~	—
SK Capital Co., Ltd.	(note a)		37,501		—	5		—		—		(37,506)		—
SK Communications Co., Ltd			158,170		—	14,939		4,804		—		—		177,913
SK Telink Co., Ltd.			70,863		—	15,384		37		—		—		86,284
SK C&C Co., Ltd.	(note b)		198,251		—	42,075		33,218		(990)		—		272,554
SK Wyverns Baseball Club Co., Ltd.			—		—	575		—		—		—		—
STIC Ventures Co., Ltd.			8,308		—	956		(613)		—		—		8,651
Paxnet Co., Ltd.			27,372		—	1,707		1,728		—		—		30,807
Global Credit & Information Co., Ltd.			3,276		—	428		—		—		—		3,704
TU Media Corp.			32,393		—	(25,377)		—		—		—		7,016
Aircross Co., Ltd.			970		—	743		—		—		—		1,713
WiderThan Co., Ltd.	(note c)		12,827		—	(500)		(55)		—		(12,272)		—
IHQ, Inc.	(note d)		13,935		27,406	(4,346)		845		—		1,098		38,938
Seoul Records, Inc.			27,242		—	(1,247)		—		—		—		25,995
Harex Info Tech, Inc.			2,568		—	(733)		—		—		—		1,835
SK Mobile			—		10,322	(5,543)		(136)		—		—		4,643
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd.)			55,358		97,286	(17,543)		(16,638)		—		—		118,463
Skytel Co., Ltd.	(note b)		4,872		—	1,912		(447)		(328)		—		6,009
SK China Company Ltd.			483		—	(267)		(123)		—		—		93
SK Telecom China Co., Ltd.			6,927		—	(291)		(100)		—		—		6,536
ULand Company Limited.			12,564		—	(6,812)		1,009		—		—		6,761
SK Telecom USA Holdings, inc.			103,751		75,833	(92,524)		(9,274)		—		—		77,786
SK Telecom International, Inc.			25,957		—	1,284		(2,095)		—		—		25,146
SK USA, Inc.			3,353		—	(116)		(268)		—		—		2,969
Korea IT Fund	(note e)		—		—	2,338		722		—		190,000		193,060
Centurion IT Investment Association			3,635		—	(430)		57		—		—		3,262
1st Music Investment Fund of SK-PVC			6,990		—	196		—		—		—		7,186
2nd Music Investment Fund of SK-PVC			7,966		—	272		—		—		—		8,238
SK-KTB Music Investment Fund			14,999		—	312		—		—		—		15,311
IMM Cinema Fund			11,884		—	(341)		26		—		—		11,569
Michigan Global Cinema Fund			4,000		—	(227)		—		—		—		3,773
3rd Fund of Isu Entertainment			2,500		—	(81)		—		—		—		2,419
SKT-HP Ventures, LLC	(note f)		5,272		—	18		—		—		(5,290)		—

Total		~~W~~	919,821	~~W~~	210,847	(~~W~~128,965)	~~W~~	12,794		(~~W~~1,318)	~~W~~	136,030	~~W~~	1,148,634

(note a)	Investment was fully liquidated due to dissolution of SK Capital Co., Ltd. for the year ended December 31, 2006.

(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from the carrying amount of equity method securities.

(note c)	The Company sold all of investments in equity securities of WiderThan Co., Ltd. for the year ended December 31, 2006 and recognized gains on disposal of investment in equity securities of ~~W~~20,456 million.

(note d)	Other increase in investments in equity securities of IHQ, Inc. represent gains on disposal of investments in equity securities, which have resulted from the dilution of the Company’s ownership as a result of investees’ sale of their unissued shares to third parties.

(note e)	Other increase in investments in Korea IT Fund is the carrying amount transferred from available-for-sale equity securities.

(note f)	Investment was fully liquidated due to dissolution of SKT-HP Ventures, LLC for the year ended December 31, 2006.
Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	For the year ended December 31, 2007
	Beginning		Increase			Ending
	balance		(Decrease)		Amortization	balance

SK Communications Co., Ltd.	~~W~~	22,417	~~W~~	—	(~~W~~1,398)	~~W~~	21,019
SK C&C Co., Ltd.		4,464		(4,160)	(304)		—
Paxnet Co., Ltd.		17,164		—	(1,073)		16,091
Global Credit & Information Co., Ltd.		587		—	(42)		545
TU Media Corp.		784		9,572	(10,356)		—
IHQ, Inc.		24,780		—	(5,506)		19,274
Ntreev Soft Co., Ltd.		—		1,602	(320)		1,282
Baba Club (note a)		—		2,888	(384)		2,504
Commerce Planet Co., Ltd. (formerly Philio Co., Ltd.)		—		4,601	(651)		3,950
Seoul Records, Inc.		2,855		—	(816)		2,039
Harex Info Tech, Inc.		1,051		—	(350)		701
SK Mobile		—		—	—		—
SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.)		384		—	(21)		363
ULand Company Ltd.		4,502		—	(257)		4,245
Helio Inc.		—		38	(38)		—

Total	~~W~~	78,988	~~W~~	14,541	(~~W~~21,516)	~~W~~	72,013

(note a)	Baba Club’s negative capital of ~~W~~772 million was included in the differences between the acquisition cost and the net asset value of equity method investee at acquisition date.

	For the year ended December 31, 2006
	Beginning					Ending
	balance		Increase		Amortization	balance

Pantech Co., Ltd.	~~W~~	793	~~W~~	—	(~~W~~793)	~~W~~	—
SK Communications Co., Ltd.		23,814		—	(1,397)		22,417
SK C&C Co., Ltd.		4,870		—	(406)		4,464
Paxnet Co., Ltd.		18,237		—	(1,073)		17,164
Global Credit & Information Co., Ltd.		628		—	(41)		587
TU Media Corp.		993		—	(209)		784
IHQ, Inc.		6,267		22,001	(3,488)		24,780
Seoul Records, Inc.		3,670		—	(815)		2,855
Harex Info Tech, Inc.		1,402		—	(351)		1,051
SK Mobile		—		3,192	(3,192)		—
SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.)		406		—	(22)		384
ULand Company Ltd.		3,628		1,132	(258)		4,502

Total	~~W~~	64,708	~~W~~	26,325	(~~W~~12,045)	~~W~~	78,988

Details of changes in unrealized inter-company gains incurred from sales of assets for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	For the year ended December 31, 2007
	Beginning					Ending
Subsidiary	balance		Increase		Decrease	balance

SK Communications Co., Ltd.	~~W~~	2,913	~~W~~	263	(~~W~~984)	~~W~~	2,192
ULand Company Ltd.		—		4,051	(1,070)		2,981
SK China Company Ltd.		1,086		—	—		1,086

Total	~~W~~	3,999	~~W~~	4,314	(~~W~~2,054)	~~W~~	6,259

	For the year ended December 31, 2006
	Beginning					Ending
Subsidiary	balance		Increase		Decrease	balance
Pantech Co., Ltd.	~~W~~	—	~~W~~	270	(~~W~~270)	~~W~~	—
SK Communications Co., Ltd.		4,016		—	(1,103)		2,913
SK China Company Ltd.		1,086		—	—		1,086

Total	~~W~~	5,102	~~W~~	270	(~~W~~1,373)	~~W~~	3,999

Details of market price of the equity securities accounted for using the equity method as of December 31, 2007 are as follows (In millions of Korean won, except for market price per share):

	Market price		Number of
	per share		shares owned by the
	(In Korean won)		Company	Market price

SK Communications Co., Ltd.	~~W~~	32,500	28,029,945	~~W~~	910,973
IHQ, Inc.		3,355	14,960,784		50,193
Seoul Records, Inc.		4,190	9,582,321		40,150
The condensed financial information of the investees as of and for the year ended December 31, 2007 is as follows (In millions of Korean won):

	Total		Total				Net
	assets		liabilities		Revenue		income (loss)

SK Communications Co., Ltd.	~~W~~	321,608	~~W~~	92,180	~~W~~	197,266	(~~W~~30,008)
SK Telink Co., Ltd.		162,362		55,347		235,127	18,661
SK Wyverns Baseball Club Co., Ltd.		7,277		8,030		27,705	3,440
Paxnet Co., Ltd.		34,165		9,883		36,640	2,155
Global Credit & Information Co., Ltd.		12,261		5,649		54,278	377
TU Media Corp.		350,012		333,110		119,766	(74,243)
Aircross Co., Ltd.		22,489		16,522		24,526	2,090
IHQ, Inc.		70,649		14,875		41,395	(14,046)
Ntreev Soft Co., Ltd.		26,209		8,008		15,232	2,140
Baba Club		1,322		2,093		6,176	(1,068)
Commerce Planet Co., Ltd. (formerly Philio Co., Ltd.)		8,355		6,040		26,719	(497)
Seoul Records, Inc.		41,728		9,437		34,237	(5,679)
Harex Info Tech, Inc.		3,544		1,573		5,626	(1,589)
SK Mobile		8,777		1,077		2,367	(3,949)
SKT Vietnam PTE Ltd. (formerly SLD Telecom PTE Ltd.)		161,461		23,146		1,858	(24,940)
Skytel Co., Ltd.		32,924		3,398		24,631	9,900
SK Telecom China Co., Ltd.		7,491		337		8,596	116
ULand Company Limited		6,597		858		3,069	1,146
SK Telecom USA Holdings, Inc.		63,169		146		—	(147,361)
SK Telecom International, Inc.		27,823		1,369		14,180	1,219
SK USA, Inc.		7,454		1,045		7,712	196
Helio Inc.		157,342		158,109		110,311	(302,470)
Korea IT Fund		332,476		—		33,644	22,710
Centurion IT Investment Association		4,630		1		107	93
1st Music Investment Fund of SK-PVC		8,156		59		156	(2,291)
2nd Music Investment Fund of SK-PVC		10,801		54		414	352
SKT-KTB Music Investment Fund		18,109		107		454	(205)
IMM Cinema Fund		19,928		7		1,866	(4,459)
Michigan Global Cinema Fund		9,742		—		1,070	(634)
3rd Fund of Isu Entertainment		5,408		—		234	(2,332)

5.	LOANS TO EMPLOYEES

Short-term and long-term loans to employees as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	December 31, 2007 (note)						December 31,
	Short-term		Long-term		Total		2006

Loans to employees’ stock ownership association	~~W~~	1,522	~~W~~	33,294	~~W~~	34,816	~~W~~	7,526
Loans to employees for housing and other		72		118		190		277

Total	~~W~~	1,594	~~W~~	33,412	~~W~~	35,006	~~W~~	7,803

(note)	At December 26, 2007, the Company loaned ~~W~~31,017 million to employees’ stock ownership association for the purpose of supporting employees’ acquisition of the Company’s treasury stocks. The loan will be paid over five years after two years from the lending date.
6.	PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	Useful lives
	(years)	2007		2006

Land	—	~~W~~	444,252	~~W~~	462,393
Buildings and structures	30,15		1,496,535		1,488,824
Machinery	6		12,395,823		11,235,472
Vehicles	4		22,541		21,136
Other	4		942,375		956,670
Construction in progress	—		292,134		130,667

			15,593,660		14,295,162
Less accumulated depreciation			(10,999,247)		(9,877,050)

Property and equipment, net		~~W~~	4,594,413	~~W~~	4,418,112

The standard value of land declared by the government as of December 31, 2007 and 2006 are ~~W~~547,524 million and ~~W~~506,831 million, respectively.

Details of change in property and equipment for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	For the year ended December 31, 2007
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance

Land	~~W~~	462,393	~~W~~	471	(~~W~~20,310)	~~W~~	1,698	~~W~~	—	~~W~~	444,252
Buildings and structures		1,101,232		4,997	(3,487)		7,821		(56,079)		1,054,484
Machinery		2,346,517		77,327	(7,434)		1,322,956		(1,244,114)		2,495,252
Vehicles		2,341		2,039	(119)		848		(1,913)		3,196
Other		374,962		1,019,025	(13,141)		(965,140)		(110,611)		305,095
Construction in progress		130,667		650,596	(893)		(488,236)		—		292,134

Total	~~W~~	4,418,112	~~W~~	1,754,455	(~~W~~45,384)		(~~W~~120,053)		(~~W~~1,412,717)	~~W~~	4,594,413

	For the year ended December 31, 2006
	Beginning									Ending
	balance		Acquisition		Disposal	Transfer		Depreciation		balance

Land	~~W~~	461,513	~~W~~	115	(~~W~~645)	~~W~~	1,410	~~W~~	—	~~W~~	462,393
Buildings and structures		1,145,497		4,620	(824)		7,539		(55,600)		1,101,232
Machinery		2,429,564		43,869	(8,169)		1,013,305		(1,132,052)		2,346,517
Vehicles		2,786		1,460	(113)		—		(1,792)		2,341
Other		292,214		830,772	(16,319)		(640,111)		(91,594)		374,962
Construction in progress		264,309		586,096	—		(719,738)		—		130,667

Total	~~W~~	4,595,883	~~W~~	1,466,932	(~~W~~26,070)		(~~W~~337,595)		(~~W~~1,281,038)	~~W~~	4,418,112

7.	INTANGIBLE ASSETS

Intangible assets as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007					2006
	Acquisition		Accumulated	Carrying		Acquisition		Accumulated	Carrying
	cost		amortization	amounts		cost		amortization	amounts

Goodwill	~~W~~	2,341,625	(~~W~~772,378)	~~W~~	1,569,247	~~W~~	2,335,532	(~~W~~643,310)	~~W~~	1,692,222
Frequency use rights		1,385,120	(424,818)		960,302		1,385,120	(308,287)		1,076,833
Software development costs		207,173	(194,144)		13,029		231,318	(190,611)		40,707
Computer software		1,036,432	(450,858)		585,574		858,375	(303,272)		555,103
Other		120,907	(74,117)		46,790		109,753	(69,459)		40,294

	~~W~~	5,091,257	(~~W~~1,916,315)	~~W~~	3,174,942	~~W~~	4,920,098	(~~W~~1,514,939)	~~W~~	3,405,159

Details of changes in intangible assets for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	For the year ended December 31, 2007
	Beginning										Ending
	balance		Increase		Decrease		Transfer			Amortization	balance

Goodwill	~~W~~	1,692,222	~~W~~	—	~~W~~	—	~~W~~6,093		(note)	(~~W~~129,068)	~~W~~	1,569,247
Frequency use rights		1,076,833		—		—		—		(116,531)		960,302
Software development costs		40,707		473		(5,673)		1,679		(24,157)		13,029
Computer software		555,103		68,848		(5,100)		129,330		(162,607)		585,574
Other		40,294		13,657		(473)		458		(7,146)		46,790

	~~W~~	3,405,159	~~W~~	82,978		(~~W~~11,246)	~~W~~	137,560		(~~W~~439,509)	~~W~~	3,174,942

(note)	The amount represents the goodwill that resulted from the purchase of Baba Club’s and Philio Co., Ltd.’s business for the year ended December 31, 2007.

	For the year ended December 31, 2006
	Beginning									Ending
	balance		Increase		Decrease		Transfer		Amortization	balance

Goodwill	~~W~~	1,820,884	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~128,662)	~~W~~	1,692,222
Frequency use rights		1,184,292		687		—		—	(108,146)		1,076,833
Software development costs		61,256		65		—		9,339	(29,953)		40,707
Computer software		279,758		46,157		(914)		323,644	(93,542)		555,103
Other		40,357		5,694		(63)		519	(6,213)		40,294

	~~W~~	3,386,547	~~W~~	52,603		(~~W~~977)	~~W~~	333,502	(~~W~~366,516)	~~W~~	3,405,159

The book value as of December 31, 2007 and residual useful lives of major intangible assets are as follows (In millions of Korean won):

	Amount		Description	Residual useful lives

Goodwill	~~W~~	1,563,560	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	12 years and 3 months
IMT license		868,465	Frequency use rights relating to W-CDMA Service	(note a)
WiBro license		85,823	WiBro Service	(note b)
DMB license		6,014	DMB Service	8 years and 6 months
(note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(note b)	The Company purchased the WiBro license from MIC on March 30, 2005. The license period is seven years from the purchase date. Amortization of the WiBro license commenced when the Company started its commercial WiBro services on June 30, 2006 using the straight line basis over the remaining useful life.

8.	BONDS PAYABLE

Bonds payable as of December 31, 2007 and 2006 are as follows (In millions of Korean won, thousands of U.S. dollars and thousands of Japanese Yen):

	Maturity	Annual interest
	year	rate (%)	2007		2006

Domestic general bonds	2007	5.0 — 6.0	~~W~~	—	~~W~~	700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		200,000
”	2011	3.0		200,000		200,000
”	2013	4.0		200,000		200,000
”	2014	5.0		200,000		—
”	2016	5.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		281,460		278,880
Dollar denominated bonds (US$400,000)	2027	6.63		375,280		—
Yen denominated bonds (JPY 12,500,000)	2012	3-month Euro Yen LIBOR rate +0.55 (note)		104,166		—
Convertible bonds (US$229,160)	2009	—		268,415		356,356

Total				2,629,321		2,735,236
Less: discounts on bonds				(46,138)		(39,097)
Less: conversion right adjustments				(19,665)		(43,629)
Add: long-term accrued interest				17,256		22,910

Net				2,580,774		2,675,420
Less: portion due within one year				(299,614)		(696,546)

Long-term portion			~~W~~	2,281,160	~~W~~	1,978,874

(note)	The 3-months Euro Yen LIBOR rate as of December 31, 2007 is 0.895%.
All of the above bonds will be paid in full at maturity.

On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock, which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~211,099 per share in accordance with anti-dilution protection. The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2007 is 1,277,164 shares. Effective July 1, 2007, the conversion price was changed from ~~W~~211,943 to ~~W~~211,099 and the number of shares to be converted was changed from 1,688,842 shares to 1,695,593 shares due to the payment of interim dividends in accordance with the resolution of the Company’s board of directors on July 27, 2007.

Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder as cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

During the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,613 shares of treasury stock (See Note 15), and the principal amount of the convertible bonds decreased from US$329,450,000 to US$304,240,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).

During the year ended December 31, 2007, the conversion rights for the convertible bond with a principal amount of US$75,080,000 were exercised. The Company paid \42,962 million in cash to bond holders with a principal amount of US$36,260,000 without delivering the Company’s common stocks due to the 49% ownership limitation as explained above and the convertible bonds with a principal amount of US$38,820,000 were converted into 216,347 shares of treasury stock (See Note 15). Therefore, the principal amount of the convertible bonds decreased from US$304,240,000 to US$229,160,000. In addition, the consideration for conversion right (capital surplus) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million).

9.	LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2007 and 2006 are as follows (In millions of Korean won and thousands of U.S. dollars):

		Final	Annual interest
	Lender	maturity year	rate (%) (note)	2007		2006
Long-term floating rate discount bill	Shinhan Bank	June 29, 2010	91 days CD yield + 0.25%	~~W~~	200,000	~~W~~	200,000
Long-term floating rate borrowings	Calyon Bank	October 10, 2013	6M LIBOR + 0.29%	US$	50,000	US$	50,000
”	DBS Bank	”	”	US$	25,000	US$	25,000
”	SMBC	”	”	US$	25,000	US$	25,000

Total				US$	100,000	US$	100,000
				~~W~~	200,000	~~W~~	200,000

Equivalent in Korean won				~~W~~	293,820	~~W~~	292,960
Less: current portion					—		—

Long-term borrowings				~~W~~	293,820	~~W~~	292,960

The above long-term floating rate discount bill is classified as long-term borrowing as the borrowing is to be rolled-over exceeding 1 year from December 31, 2007 in accordance with the loan agreement.
(note)	At December 31, 2007, the 91 days CD yield and the 6M LIBOR rate are 5.82% and 4.65%, respectively.

10.	SUBSCRIPTION DEPOSITS

The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.

Long-term subscription deposits held as of December 31, 2007 and 2006 are as follows (In millions of Korean won except deposit per subscriber amounts):

	Deposit
	per subscriber
Service type	(in Korean won)		December 31, 2007		December 31, 2006
Cellular	~~W~~	200,000	~~W~~	6,426	~~W~~	21,140

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.

11.	LEASES

The Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets acquired and liabilities assumed from SK C&C Co., Ltd. as of and for the year ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

		2007		2006

Acquisition cost	Office equipment	~~W~~	8,271	~~W~~	15,784
	Computer software		5,728		7,180

		~~W~~	13,999	~~W~~	22,964

Accumulated depreciation	Office equipment	~~W~~	6,509	~~W~~	8,662
	Computer software		2,387		1,555

		~~W~~	8,896	~~W~~	10,217

Carrying amounts	Office equipment	~~W~~	1,761	~~W~~	7,122
	Computer software		3,342		5,625

		~~W~~	5,103	~~W~~	12,747

Depreciation expenses	Office equipment	~~W~~	1,970	~~W~~	8,071
	Computer software		1,146		1,437

		~~W~~	3,116	~~W~~	9,508

The Company’s minimum future lease payments as of December 31, 2007 are as follows (In millions of Korean won):

	Annual lease payments		Interest	Principal

2008	~~W~~	1,664	(~~W~~22)	~~W~~	1,642

Less: current portion					(1,642)

Capital lease liabilities				~~W~~	—

12.	MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable and long-term borrowings denominated in foreign currencies described in Notes 8 and 9, respectively) as of December 31, 2007 and 2006 are as follows (In millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Singapore dollars, thousands of Swiss Franc, thousands of Euros and thousands of Chinese yuan):

	December 31, 2007				December 31, 2006
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent

Cash and cash equivalents	US$	357,039	~~W~~	334,974	US$	959	~~W~~	892
”	EUR	117		162	EUR	2		2
Accounts receivable — trade	US$	4,164		3,906	US$	16,534		15,370
”	EUR	248		303	EUR	248		303
”	CNY	5,620		722		—		—
Accounts receivable — other	US$	965		905	US$	1,657		1,541
Guarantee deposits	US$	12		11	US$	17		16
”	JPY	16,912		141	JPY	21,536		168

			~~W~~	341,124			~~W~~	18,292

Accounts payable	US$	22,552		21,159	US$	16,046		14,916
”	JPY	16,954		138	JPY	18,704		146
”	HK$	248		14	HK$	190		23
”	GBP	931		1,461	GBP	48		88
”	SG$	27		18	SG$	6		3
”	EUR	588		1,750	EUR	813		993
”	CHF	250		208	CHF	250		190
”	CNY	2		1	CNY	2		1

			~~W~~	24,749			~~W~~	16,360

13.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of December 31, 2007 and 2006 are as follows:

	December 31, 2007	December 31, 2006

Authorized shares	220,000,000	220,000,000
Issued shares	81,193,711	81,193,711
Outstanding shares, net of treasury stock	72,584,677	72,667,459

Significant change in capital stock and capital surplus for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won except for share data):

	Number of
	shares	Capital		Capital
	issued	stock		surplus

At January 1, 2006	82,276,711	~~W~~	44,639	~~W~~	2,966,198
Consideration for conversion right (note a)	—		—		(3,733)
Transferred from stock options in capital adjustment (note b)	—		—		234
Retirement of treasury stock (note c)	(1,083,000)		—		—

At December 31, 2006	81,193,711		44,639		2,962,699
Transferred from stock options in capital adjustment (note d)	—		—		3,246
Consideration for conversion right (note e)	—		—		(11,116)
Offset against capital surplus by equity security accounted for using the equity method (note f)	—		—		(15,476)

At December 31, 2007	81,193,711	~~W~~	44,639	~~W~~	2,939,353

(note a)	During the year ended December 31, 2006, the convertible bonds with a face value of US$25,210,000 were converted and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~3,733 million (net of tax effect of ~~W~~1,416 million).

(note b)	During the year ended December 31, 2006, the exercisable period for the stock options representing 43,390 shares, of which recognized compensation costs were ~~W~~234 million, expired and the related stock options of ~~W~~234 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (q)].

(note c)	The Company retired 491,000 shares and 592,000 shares of treasury stock on August 17, 2006 and September 29, 2006, respectively, and reduced retained earnings before appropriations in accordance with Korean Commercial laws.

(note d)	During the year ended December 31, 2007, the exercisable period for the stock options representing 65,730 shares, for which the Company recognized compensation costs of ~~W~~3,246 million, expired and the related stock options of ~~W~~3,246 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP [See Note 2 (q)].

(note e)	During the year ended December 31, 2007, the conversion rights for the convertible bonds with a face value of US$75,080,000 were exercised and the capital surplus amount (in connection with the related conversion rights) decreased by ~~W~~11,116 million (net of tax effect of ~~W~~4,216 million).

(note f)	During the year ended December 31, 2007, the Company acquired Ntreev Soft Co., Ltd’s common stocks from IHQ, Inc. a subsidiary of the Company. The difference between the acquisition cost and the net book value of Ntreev Soft Co., Ltd. amounting to ~~W~~15,476 million was offset against the Company’s capital surplus.

14.	RETAINED EARNINGS

Details of appropriated retained earnings as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	December 31,		December 31,
	2007		2006

Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		255,984		477,182
Reserve for research and manpower development		872,595		880,594
Reserve for business expansion		6,151,138		5,266,138

Total	~~W~~	7,335,037	~~W~~	6,679,234

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

Through 2006, the Financial Control Regulation for Listed Companies in Korea required that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income tax, if any) on the disposal of property and equipment should be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reached 30%. However, this regulation was abolished during the year ended December 31, 2007 and no such requirement exist as of December 31, 2007.

c.	Reserve for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

d.	Reserve for Business Expansion

The reserve for business expansion is voluntary and was approved by the board of directors and stockholders.

15.	TREASURY STOCK

Upon issuances of stock dividends and new common stock, and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2005. In addition, the Company acquired 8,584,445 shares of treasury stock in the market or through the trust funds for ~~W~~2,040,995 million through 2005 in order to stabilize the market price of its stock. In addition, during the year ended December 31, 2006, the convertible bonds with a principal amount of US$25,210,000 were converted into 136,163 shares of common stock. Such conversion was settled by the Company by using its treasury stock with carrying value totaling ~~W~~32,178 million, which resulted in loss on disposal of treasury stock of ~~W~~7,887 million. In addition, the losses on disposal of treasury stock decreased by ~~W~~336 million for the year ended December 31, 2007 to reflect the change in accumulated temporary differences related to treasury stocks based on the prior year tax return.

On August 17, 2006, the Company retired 491,000 shares of treasury stock, which were acquired by the Company during the period from August 1, 2006 through August 14, 2006 for ~~W~~92,518 million in accordance with a resolution of the board of directors on July 28, 2006. On September 29, 2006, the Company retired 592,000 shares of treasury stock, which were acquired by the Company during the period from September 4, 2006 through September 27, 2006 for ~~W~~116,559 million in accordance with a resolution of the board of directors on August 31, 2006. In connection with the retired treasury stocks discussed above, the Company reduced its retained earnings before appropriations by ~~W~~209,077 million in accordance with Korean Commercial law.

From November 9, 2007 through December 31, 2007, the Company acquired 471,000 shares of treasury stock for ~~W~~118,511 million in order to stabilize the market price of its stock in accordance with a resolution of the board of directors on November 2, 2007. In addition, for the year ended December 31, 2007, its treasury stock of 216,347 shares and 171,871 shares with carrying value totaling ~~W~~51,199 million were issued to the convertible bond holders at their execution of conversion rights and treasury stock of 171,871 shares with carrying value totaling ~~W~~40,756 million were sold to its employees’ stock ownership association. As a result of these transactions, loss on disposal of treasury stock decreased by ~~W~~7,456 million.

16.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. Stock options representing 530 shares for which total compensation cost was ~~W~~3 million were forfeited during the year ended December 31, 2004.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the years ended December 31, 2007 and 2006 and the outstanding balance of stock options in capital adjustment as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

							Stock options in
	Total		Recognized				capital adjustment
	Compensation		compensation cost				December 31,		December 31,
Grant date	cost		2007		2006		2007		2006
March 17, 2000(note a)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
March 16, 2001(note b)		234		—		—		—		—
March 8, 2002(note c)		3,246		—		—		—		3,246

	~~W~~	5,013	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,246

(note a)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus.

(note b)	During the year ended December 31, 2006, the exercisable period expired for stock options representing 43,820 shares, for which the Company had recognized compensation cost of ~~W~~234 million. The related capital adjustment of ~~W~~234 million was transferred to capital surplus.

(note c)	During the year ended December 31, 2007, the exercisable period expired for stock options representing 65,730 shares, for which the Company had recognized compensation cost of ~~W~~3,246 million. The related capital adjustment of ~~W~~3,246 million was transferred to capital surplus.
If the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001, and 63.0% for options granted in 2002), the pro forma total compensation cost would be ~~W~~15,967 million (~~W~~3,738 million, ~~W~~3,617 million and ~~W~~8,613 million for options granted in 2000, 2001 and 2002, respectively) and the recognized compensation cost for the year ended December 31, 2007 would be nil, and the pro forma net income and net income per common share for the years ended December 31, 2007, 2006 and 2005 are as follows:

	(In millions of Korean won,
	except for net income per share)
	2007		2006		2005

Pro forma income before income tax	~~W~~	2,307,785	~~W~~	2,021,643	~~W~~	2,554,315
Pro forma net income		1,642,451		1,446,598		1,871,082
Pro forma net income per share (In Korean Won)		22,607		19,734		25,417

17.	INCOME TAXES
a.	Details of income tax expense

Income tax expense for the years ended December 31, 2007 and 2006 consist of the following (In millions of Korean won):

	2007		2006

Current	~~W~~	553,357	~~W~~	607,776
Deferred (note a)		111,977		(32,731)

Income tax expense	~~W~~	665,334	~~W~~	575,045

(note a)	Changes in net deferred tax liabilities for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won) :

	2007		2006

Ending balance of net deferred tax liabilities	~~W~~	1,015,002	~~W~~	490,341
Beginning balance of net deferred tax liabilities		(490,341)		(348,563)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		3,444		10,453
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(416,128)		(184,962)

	~~W~~	111,977		(~~W~~32,731)

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006
(Temporary Differences)

Additions:
Allowance for doubtful accounts	~~W~~	36,425	~~W~~	52,228
Accrued interest income		4,576		3,931
Reserves for research and manpower development		210,000		188,000
Reserves for loss on disposal of treasury stock		—		218,097
Equity in losses of affiliates		—		115,562
Equity in other comprehensive income of affiliates		150,880		—
Unrealized loses on valuation of long-term investment securities		320,838		137
Loss on impairment of long-term investment securities		4,386		—
Accrued expenses		24,519		50,886
Depreciation		51,097		52,411
Loss on impairment of other assets		2,651		971
Loss on valuation of currency swap		—		9,258
Loss on valuation of currency swap (other comprehensive income)		—		4,695
Accrued severance indemnities		20,817		20,058
Deposits for severance indemnities		1,337		148,610
Consideration of conversion right		23,965		21,589
Interest expense from convertible bonds		14,975		—
Other		64,022		71,617

Sub-total		930,488		958,050

Deductions:
Reserves for research and manpower development		—		(180,000)
Allowance for doubtful accounts		(43,975)		(124,184)
Depreciation		(18,268)		(19,594)
Accrued interest income		(5,025)		(8,714)
Equity in earnings of affiliates		(17,386)		—
Equity in other comprehensive income of affiliates		—		(15,483)
Unrealized gains on valuation of long-term investment securities		(2,001,070)		(621,729)
Accrued expenses		(28,251)		(57,066)
Loss on impairment of other assets		(971)		(5,109)
Gain on valuation of derivative instruments		(3,624)		—
Accrued severance indemnities		(1,337)		(148,610)
Deposits for severance indemnities		(19,984)		(20,058)
Loss on disposal of property assets		—		(38,719)
Loss on disposal of treasury stock		—		(30,092)
Gain on conversion of convertible bond		(373,140)		—
Other		(40,317)		(42,245)

Sub-total		(2,553,348)		(1,311,603)

Total Temporary Differences		(1,622,860)		(353,553)

(Permanent Differences)		1,668,302		869,156

Total	~~W~~	45,442	~~W~~	515,603

c.	Change in cumulative temporary differences and deferred tax assets (liabilities)

Changes in cumulative temporary differences for the years ended December 31, 2007 and 2006 and deferred tax assets (liabilities) as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	January 1,		Increase		Decrease		December 31,
Description	2007		(note a)		(note a)		2007

Current:
Allowance for doubtful accounts	~~W~~	50,824		25,058		43,975	~~W~~	31,907
Accrued interest income		(4,574)		(5,027)		(4,576)		(5,025)
Bad debt		112,106		3,896		76		115,926
Accrued expenses		107,151		13,636		28,251		92,536
Other		8,913		(3,470)		4,275		1,168

Total		274,420		34,093		72,001		236,512
Temporary differences unlikely to be realized		(128,555)		—		—		(128,555)

Total current cumulative temporary differences-net	~~W~~	145,865	~~W~~	34,093	~~W~~	72,001	~~W~~	107,957

Current deferred tax assets-net (note b)	~~W~~	40,113					~~W~~	29,688

Non-current:
Property and equipment		(~~W~~188,535)		(4,766)		(38,099)		( ~~W~~155,202)
Loss on impairment of long-term investment securities		108,145		30,218		—		138,363
Loss on impairment of other long-term assets		971		2,651		971		2,651
Reserves for research and manpower development		(760,000)		—		(210,000)		(550,000)
Reserves for loss on disposal of treasury stock		(255,984)		—		—		(255,984)
Equity in (earnings) losses of affiliates		114,214		(4,783)		17,271		92,160
Equity in other comprehensive income of affiliates		(123,206)		(445)		(150,880)		27,229
Unrealized loss on valuation of long-term investment securities, net (other comprehensive income)		(563,477)		(2,001,070)		(320,838)		(2,243,709)
Accrued severance indemnities		20,058		20,817		1,337		39,538
Deposits for severance indemnities		(20,058)		(19,985)		(1,337)		(38,706)
Loss on valuation of currency swap		22,502		—		—		22,502
Loss on valuation of currency swap (other comprehensive income)		24,249		—		—		24,249
Loss on valuation of interest rate swap (other comprehensive income)		454		—		3,624		(3,170)
Gain on conversion of convertible bond		—		(373,140)		—		(373,140)
Considerations for conversion right		(43,629)		8,632		(15,333)		(19,664)
Add long-term accrued interest		22,910		—		5,654		17,256
Other		(16,848)		54,146		(7,664)		44,962

Total		(1,658,234)		(2,287,725)		(715,294)		(3,230,665)
Temporary differences unlikely to be realized		(270,688)		(17,872)		279,648		(568,208)

Total non-current cumulative temporary differences-net		( ~~W~~1,928,922)		( ~~W~~2,305,597)		( ~~W~~435,646)		( ~~W~~3,798,873)

Total non-current deferred tax liabilities-net (note b)		( ~~W~~530,454)						( ~~W~~1,044,690)

(note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

	January 1,		Increase		Decrease		December 31,
Description	2006		(note a)		(note a)		2006

Current:
Allowance for doubtful accounts	~~W~~	122,561	~~W~~	52,447	~~W~~	124,184	~~W~~	50,824
Accrued interest income		(3,931)		(4,574)		(3,931)		(4,574)
Bad debt		130,222		(10,536)		7,580		112,106
Accrued expenses		113,117		51,100		57,066		107,151
Other		8,176		7,840		7,103		8,913

Total		370,145		96,277		192,002		274,420
Temporary differences unlikely to be realized		(147,774)		—		(19,219)		(128,555)

Total current cumulative temporary differences-net	~~W~~	222,371	~~W~~	96,277	~~W~~	172,783	~~W~~	145,865

Current deferred tax assets-net (note b)	~~W~~	61,152					~~W~~	40,113

Non-current:
Property and equipment		( ~~W~~196,446)	~~W~~	10,128	~~W~~	2,217		( ~~W~~188,535)
Loss on impairment of long-term investment securities		108,145		—		—		108,145
Loss on impairment of other long-term assets		7,461		(1,381)		5,109		971
Reserves for research and manpower development		(768,000)		(180,000)		(188,000)		(760,000)
Reserves for loss on disposal of treasury stock		(474,081)		—		(218,097)		(255,984)
Equity in (earnings) losses of affiliates		(5,025)		119,239		—		114,214
Equity in other comprehensive income of affiliates		(109,468)		(13,738)		—		(123,206)
Unrealized loss on valuation of long-term investment securities (other comprehensive income)		58,116		(36,351)		585,242		(563,477)
Accrued severance indemnities		148,465		20,203		148,610		20,058
Deposits for severance indemnities		(148,465)		(20,203)		(148,610)		(20,058)
Loss on valuation of currency swap		13,244		9,258		—		22,502
Loss on valuation of currency swap (other comprehensive income)		19,554		4,695		—		24,249
Loss on valuation of interest rate swap (other comprehensive income)		—		454		—		454
Considerations for conversion right		(65,219)		16,441		(5,149)		(43,629)
Add long-term accrued interest		24,808		—		1,898		22,910
Other		(37,515)		67,963		47,296		(16,848)

Total		(1,424,426)		(3,292)		230,516		(1,658,234)
Temporary differences unlikely to be realized		(65,447)		(211,398)		(6,157)		(270,688)

Total non-current cumulative temporary differences-net		( ~~W~~1,489,873)		( ~~W~~214,690)	~~W~~	224,359		( ~~W~~1,928,922)

Total non-current deferred tax liabilities-net (note b)		( ~~W~~409,715)						( ~~W~~530,454)

(note a)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note b)	The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

Deferred tax assets and liabilities before offsetting as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007						2006
	Current		Non-current		Sub-total		Current		Non-current		Sub-total

Deferred tax assets	~~W~~	32,346	~~W~~	3,521	~~W~~	35,867	~~W~~	43,066	~~W~~	50,631	~~W~~	93,697
Deferred tax liabilities		(2,658)		(1,048,211)		(1,050,869)		(2,953)		(581,085)		(584,038)

Deferred tax assets (liabilities), net	~~W~~	29,688		( ~~W~~1,044,690)		( ~~W~~1,015,002)	~~W~~	40,113		( ~~W~~530,454)		( ~~W~~490,341)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss)

Deferred tax assets (liabilities) added to (deducted from) capital surplus, capital adjustments or accumulated other comprehensive income (loss) as of December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007	2006

Gains on disposal of treasury stock	( ~~W~~36,339)	(~~W~~38,341)
Considerations for conversion right	(12,869)	(17,086)
Unrealized loss on valuation of long-term investment securities, net	(617,020)	(154,956)
Equity in other comprehensive income of affiliates, net	(727)	(41,441)
Loss on valuation of currency swap, net	6,668	6,668
Gain (loss) on valuation of interest rate swap, net	(872)	125

Total	(~~W~~661,159)	(~~W~~245,031)

e.	Effective tax rate

Effective tax rates for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006

Income before income tax expense	~~W~~	2,307,785	~~W~~	2,021,643
Income tax expenses		665,334		575,045

Effective tax rate		28.83%		28.44%

18.	COMPREHENSIVE INCOME

Details of comprehensive income for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007			2006
	Profit and			Profit and
	loss effect		Tax effect	loss effect		Tax effect

Net income	~~W~~	1,642,451		~~W~~	1,446,598
Other comprehensive income (loss):
Unrealized gain on valuation of long-term investment securities, net		1,218,168	(~~W~~462,064)		450,655	(~~W~~170,938)
Equity in other comprehensive income of affiliates, net		(110,165)	40,714		5,081	(9,091)
Loss on valuation of currency swap, net		4,671	—		(2,309)	1,291
Gain (loss) on valuation of interest rate swap, net		2,627	(997)		(329)	125

Sub-total		1,115,301	(~~W~~422,347)		453,098	(~~W~~178,613)

Comprehensive income	~~W~~	2,757,752		~~W~~	1,899,696

19.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the years ended December 31, 2007 and 2006 are computed as follows (In millions of Korean won, except for per share income per share):

Net income and ordinary income per share

	2007		2006

Net income and ordinary income	~~W~~	1,642,451	~~W~~	1,446,598
Weighted average number of common shares outstanding		72,650,909		73,305,026

Net income and ordinary income per share (In Korean won)	~~W~~	22,607	~~W~~	19,734

The weighted average number of common shares outstanding for the years ended December 31, 2007 and 2006 is calculated as follows:

	Number of	Weighted	Weighted
<2007>	shares	number of days	number of shares

Outstanding common stocks at January 1, 2007	81,193,711	365 / 365	81,193,711
Treasury stocks at January 1, 2007	(8,526,252)	365 / 365	(8,526,252)
Acquisition of treasury stock	(471,000)	28 / 365 (note a)	(36,337)
Conversion of convertible bonds into common stock	216,347	29 / 365 (note b)	16,962
Disposal of treasury stock	171,871	6/365	2,825

Total	72,584,677		72,650,909

	Number of	Weighted	Weighted
<2006>	shares	number of days	number of shares

Outstanding common stocks at January 1, 2006	82,276,711	365 / 365	82,276,711
Treasury stocks at January 1, 2006	(8,662,415)	365 / 365	(8,662,415)
Retirement of treasury stock	(1,083,000)	126 / 365 (note c)	(373,546)
Conversion of convertible bonds into common stock	136,163	172 / 365 (note d)	64,276

Total	72,667,459		73,305,026

(note a)	The Company acquired treasury stocks on many different dates during the year ended December 31, 2007, and weighted number of shares was calculated considering each transaction date.

(note b)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2007 and weighted number of shares was calculated considering each transaction date.

(note c)	The Company retired treasury stocks which were acquired on two different dates during the year ended December 31, 2006, and weighted number of shares was calculated considering each transaction date.

(note d)	Treasury stocks were used to settle the conversion of the convertible bonds on several different dates during the year ended December 31, 2006 and weighted number of shares was calculated considering each transaction date.
Diluted net income and ordinary income per share amounts for the years ended December 31, 2007 and 2006 are computed as follows (In millions of Korean won, except for share data):
Diluted net income and ordinary income per share

	2007		2006

Adjusted net income and ordinary income	~~W~~	1,655,254	~~W~~	1,459,875
Adjusted weighted average number of common shares outstanding		74,263,655		75,025,926

Diluted net income and ordinary income per share (in Korean won)	~~W~~	22,289	~~W~~	19,458

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2007 and 2006 are calculated as follows (In millions of Korean won, except for share data):

	2007		2006

Net income and ordinary income	~~W~~	1,642,451	~~W~~	1,446,598
Effect of stock options (note a)		—		—
Effect of convertible bonds (note b)		12,803		13,277

Adjusted net income and ordinary income	~~W~~	1,655,254	~~W~~	1,459,875

	2007	2006
Weighted average number of common shares outstanding	72,650,909	73,305,026
Effect of stock options (note a)	—	—
Effect of convertible bonds (note b)	1,612,746	1,720,900

Adjusted weighted average number of common shares outstanding	74,263,655	75,025,926

(note a)	For the years ended December 31, 2007 and 2006, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 2007 and 2006.

(note b)	The effect of convertible bonds increased net income related to interest expenses that would not have incurred, and increase in the weighted average number of common shares outstanding related to common shares that would have been issued, assuming that the conversion of convertible bonds was made on the beginning of the period.
20.	RESTRICTED CASH AND CASH EQUIVALENTS
a.	At December 31, 2007, the Company has guarantee deposits restricted for its checking accounts totaling ~~W~~19 million and deposits restricted for a charitable trust for the public totaling ~~W~~10,000 million of which due date is February 8, 2009.

b.	The Company entered into a contract with First Data Corporation to sell the investment in common stock of KMPS Corporation, which was held by the Company and accounted for as available-for-sale securities. Certain portion of proceeds from sales of such investment totaling ~~W~~1,137 million had been kept in escrow accounts until November 16, 2007 in accordance with this Escrow Agreement. However, due to the advent of the settlement date, this restriction was dissolved during 2007.

21.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won except for per share data):

		Number of shares	Face value
	Dividend type	outstanding	per share		Dividend ratio	Dividends
2007	Cash dividends (interim)	72,667,459	~~W~~	500	200%	~~W~~	72,667
	Cash dividends (year-end)	72,584,677	~~W~~	500	1,680%		609,712

	Total					~~W~~	682,379

2006	Cash dividends (interim)	73,713,657	~~W~~	500	200%	~~W~~	73,714
	Cash dividends (year-end)	72,667,459	~~W~~	500	1,400%		508,672

	Total					~~W~~	582,386

Dividends payout ratios (including interim dividend) for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006

Dividends	~~W~~	682,378	~~W~~	582,386
Net income		1,642,451		1,446,598

Dividends payout ratio		41.55%		40.26%

Dividends yield ratios (including interim dividend) for the years ended December 31, 2007 and 2006 are as follows (In Korean won):

	2007		2006

Dividend per share	~~W~~	9,400	~~W~~	8,000
Stock price at the year-end		249,000		222,500

		3.78%		3.60%

22.	INSURANCE

As of December 31, 2007, certain Company’s assets are insured with local insurance companies as follows (In millions of Korean won and thousands of U.S. dollars):

Insured	Risk	Carrying value		Coverage

				US$	59,115
Property and equipment	Fire and comprehensive liability	~~W~~	3,711,836	~~W~~	7,946,522

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

23.	RELATED PARTY TRANSACTIONS

As of December 31, 2007 and 2006, the parent company and subsidiaries of the Company are as follows:
     a. Holding company and subsidiaries

		Ownership
Type	Company	percentage (%)	Types of business

Ultimate parent company	SK C&C Co., Ltd.	(note a)	Information technology and software production
Parent company	SK Holdings Co., Ltd.
	(formerly SK Corporation)	21.8 (note b)	Manufacturing and selling petrochemicals
Subsidiary	SK Communications Co., Ltd.	64.8	Internet website services
”	SK Telink Co., Ltd.	90.8	Telecommunication service
”	SK Wyverns Baseball Club Co., Ltd.	100.0	Business related sports
”	PAXNet Co., Ltd.	59.7	Internet website services
”	Global Credit & Information Co., Ltd.	50.0	Credit and collection services
”	TU Media Corp.	32.7	Digital multi media broadcasting service
”	Aircross Co., Ltd.	100.0	Wireless marketing related business
”	IHQ, Inc.	37.1	Entertainment management
”	Ntreev Soft Co., Ltd.	66.7	Game software production
	Commerce Planet Co., Ltd.	100.0
”	(Formerly Philio Co., Ltd.)		Cosmetic wholesale
”	Seoul Records, Inc.	60.0	Release of music disc
”	SKT Vietnam PTE Ltd.	73.3
	(Formerly SLD Telecom PTE Ltd.)		Telecommunication service
”	SK Telecom China Co., Ltd.	100.0	Telecommunication service
”	ULand Company Ltd.	70.1	Network and mobile value added service
”	SK Telecom USA Holdings, Inc.	100.0	Telecommunication service
”	SK Telecom International Inc.	100.0	Telecommunication service
”	Helio,Inc.	0.6	Corporation management
”	Centurion IT Investment Association	37.5	Investment association
”	The First Music Investment Fund of SK-PVC	69.3	Investment association
”	The Second Music Investment Fund of SK-PVC	79.3	Investment association
”	SK-KTB Music Investment Fund	74.3	Investment association
”	IMM Cinema Fund	45.6	Investment association
”	Michigan Global Cinema Fund	36.4	Investment association
”	SK Cyberpass Inc.	70.5 (note c)	Telecommunication service
”	YTN Media Inc.	51.4 (note c)	Broadcasting program production
”	SK I-Media Co., Ltd.	60.0 (note c)	Game software production
”	Helio,LLC.	64.2 (note c)	Telecommunication service

(note a)	SK C&C Co., Ltd. became the Company’s ultimate parent company as of December, 31, 2007 (See Notes 3 & 4).

(note b)	The ownership percentage represents parent company’s ownership over the Company.

(note c)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.

   b. Transactions and balances with related parties
Significant related party transactions for the years ended December 31, 2007 and 2006, and account balances as of December 31, 2007 and 2006 are as follows (In millions of Korean won):
     b-(1) Transactions

	For year ended December 31, 2007						For year ended December 31, 2006
	Purchases of		Commissions		Commissions		Purchases of		Commissions		Commissions
	property and		paid and		earned and		property and		paid and		earned and
	equipment		other expenses		other income		equipment		Other expenses		other income

Ultimate parent company:
SK C&C Co., Ltd.	~~W~~	200,582	~~W~~	235,337	~~W~~	8,419	~~W~~	204,563	~~W~~	284,349	~~W~~	7,732

Parent Company:
SK Holdings Co., Ltd. (formerly SK Corporation)		—		—		736		2,158		37,040		12,475

Subsidiaries:
SK Communications Co., Ltd.		347		36,714		6,189		1,495		44,321		3,509
SK Telink Co., Ltd.		—		13,442		25,738		—		13,490		26,836
SK Wyverns Baseball Club Co., Ltd.		—		23,792		343		—		18,300		488
PAXNet Co., Ltd.		—		11,331		3,222		—		8,985		1,495
Global Credit & Information Co., Ltd.		—		53,784		1,504		—		42,787		1,389
TU Media Corp.		11		2,652		55,131		573		1,515		57,301
Aircross Co., Ltd.		2,018		21,837		1,574		—		—		—
SK Telecom China Co.,Ltd.		—		12,449		684		—		—		—
SK Telecom International Inc.		—		6,823		—		—		—		—
Helio, Inc.		—		—		2,201		—		—		—
Others		3,273		20,679		1,170		14		27,158		10,534

Equity Method Investees:
Helio, LLC		—		—		—		—		3		18,243
Others		673		12,132		—		3,603		21,184		17,565

Others :
SK Energy Co., Ltd.		—		29,301		16,746		—		—		—
SK Engineering & Construction Co., Ltd.		306,307		16,147		2,883		235,872		7,086		2,381
SK Networks Co., Ltd.		33,507		698,015		15,378		8,018		471,073		11,110
Innoace Co., Ltd.		23,597		7,378		217		23,986		7,447		218
SK Telesys Co., Ltd.		262,081		12,328		2,476		231,227		6,567		1,673
Others		4,061		29,114		5,232		2,539		17,468		3,946

Total	~~W~~	836,457	~~W~~	1,243,255	~~W~~	149,843	~~W~~	714,048	~~W~~	1,008,773	~~W~~	176,895

     b-(2) Account balances

	As of December 31, 2007
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK C&C Co., Ltd.	~~W~~	320	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	131,029	~~W~~	346
SK Holdings Co., Ltd. (formerly SK Corporation)		726		—		—		—		—		—

Subsidiaries:
SK Communications Co., Ltd.		1,214		—		—		—		12,317		5,606
SK Telink Co., Ltd.		947		—		—		—		414		1,197
SK Wyverns Baseball Club Co., Ltd.		334		575		3,557		—		—		—
PAXNet Co., Ltd.		—		—		—		—		614		150
Global Credit & Information Co., Ltd.		—		—		—		—		7,051		—
TU Media Corp.		6,225		—		—		—		10,487		3,016
Aircross Co., Ltd.		2,659		—		—		—		3,699		255
IHQ, Inc.		38		—		—		—		2,008		—
Ntreev Soft Co., Ltd.		18		—		—		—		3,640		—
Commerce Planet Co., Ltd.		38		—		—		—		2,168		—
Seoul Records, Inc.		59		—		—		—		1,077		—
SKT Vietnam PTE Ltd.		1,507		—		—		—		—		—
SK Telecom China Co., Ltd.		684		—		—		—		—		—
Helio, Inc.		719		—		—		—		—		—
Others		—		—		—		—		2,117		—

Equity Method Investees:
Others		208		—		—		—		304		—

Others:
SK Energy Co., Ltd.		1,169		—		—		134		4,380		248
SK Engineering & Construction Co., Ltd.		310		—		—		—		8,075		1,135
SK Networks Co., Ltd.		1,158		—		—		112		69,337		3,432
Innoace Co., Ltd.		—		—		—		—		5,672		2,291
SK Telesys Co., Ltd.		28		—		—		—		29,286		—
Others		545		—		—		—		7,861		—

Total	~~W~~	18,906	~~W~~	575	~~W~~	3,557	~~W~~	246	~~W~~	301,536	~~W~~	17,676

	As of December 31, 2006
											Guarantee
	Accounts		Short-term		Long-term		Guarantee		Accounts		deposits
	receivable		loans		loans		deposits		payable		received
Parent Company:
SK Holdings Co., Ltd. (formerly SK Corporation)	~~W~~	3,560	~~W~~	—	~~W~~	—	~~W~~	291	~~W~~	7,962	~~W~~	6,174

Subsidiaries:
SK Communications Co., Ltd.		535		—		—		—		7,255		5,459
SK Telink Co., Ltd.		4,352		—		—		—		2,209		955
SK Wyverns Baseball Club Co., Ltd.		475		1,150		4,132		—		—		—
PAXNet Co., Ltd.		121		—		—		—		913		—
Global Credit & Information Co., Ltd.		82		—		—		—		7,645		—
SKT Vietnam PTE Ltd. (Formerly SLD Telecom PTE Ltd.)		10,948		—		—		—		—		—
SK Telecom International Inc.		—		—		—		—		1,673		—
Others		16		—		—		—		564		—

Equity Method Investees:
SK C&C Co., Ltd.		650		—		—		—		86,332		346
TU Media Corp.		6,369		—		—		—		886		3,016
Aircross Co., Ltd.		4,275		—		—		—		3,513		226
Helio, LLC.		13,335		—		—		—		—		—
Others		41		—		—		—		540		—

Others:
SK Engineering & Construction Co., Ltd.		258		—		—		—		1,635		942
SK Networks Co., Ltd.		771		—		—		113		69,546		3,010
Innoace Co., Ltd.		1		—		—		—		13,574		2,291
SK Telesys Co., Ltd.		12		—		—		—		51,531		—
Others		847		—		—		900		12,078		—

Total	~~W~~	46,648	~~W~~	1,150	~~W~~	4,132	~~W~~	1,304	~~W~~	267,856	~~W~~	22,419

c.	Compensation for the key management

The Company considers registered directors who have substantial roles and responsibility for planning, operating, and controlling of the business as key management, and the considerations given to the key management for the year ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	For the year ended						For the year ended
	December 31, 2007						December 31, 2006
			Severance						Severance
Payee	Payroll		indemnities		Total		Payroll		indemnities		Total

12 Registered directors (including outside directors)	~~W~~	4,786	~~W~~	722	~~W~~	5,508	~~W~~	4,472	~~W~~	935	~~W~~	5,407

In addition, on March 8, 2002, the Company granted stock options to its nine key members of the management, representing 15,110 shares at an exercise price of ~~W~~267,000 per share. The stock options fully vested after three years from the date of grant and are exercisable for two years upon vesting. During the year ended December 31, 2007, the exercisable period elapsed and those stock options representing 15,110 shares have expired.

24.	PROVISION FOR MILEAGE POINTS

The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points and Point Box”) to its subscribers based on their usage of the Company’s services. Mileage points’ provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision was recorded as accrued expenses or other non-current liabilities in accordance with the expected points’ usage duration since balance sheet date.

Details of change in the provisions for such mileage points for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006
	(note a)		(note a)

Beginning balance	~~W~~	52,593	~~W~~	52,172
Decrease (used points)		(12,530)		(10,336)
Decrease (reversal of provision for mileage points)		(27,532)		—
Increase		15,137		10,757

Ending balance	~~W~~	27,668	~~W~~	52,593

(note a)	Effective January 1, 2005, pursuant to adoption of SKAS No.17 [See Note 2(o)], Mileage points’ provision is recorded at the present value.
Mileage points expire after 5 years. The expected year when unused mileage points as of December 31, 2007 are expected to be used and the respective estimated monetary amount to be paid in a given year are as follows (In millions of Korean won):

Expected year	Estimated amount to be paid
of the usage (note b)	In nominal value (note b)		Current value (note b)

2008	~~W~~	12,203	~~W~~	11,432
2009		8,117		7,125
2010		5,443		4,475
2011		3,676		2,832
2012		2,500		1,804

Ending balance	~~W~~	31,939	~~W~~	27,668

(note b)	The above expected year of the usage and the current value of the estimated amount to be paid are estimated based on the historical usage experience.

25.	DERIVATIVE INSTRUMENTS
a.	Currency swap contract to which the cash flow hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Citibank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2007, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~15,662 million (excluding tax effect totaling ~~W~~6,669 million and foreign exchange translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ~~W~~62,908 million) was accounted for as accumulated other comprehensive loss.

The Company has entered into a floating-to-fixed cross currency swap contract with Calyon bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of December 31, 2007, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~1,567 million (excluding foreign exchange translation gain arising from U.S. dollar denominated long-term borrowings totaling ~~W~~980 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with HSBC and SMBC Bank to hedge the foreign currency risk and the interest rate risk of unguaranteed Japanese yen denominated bonds with face amounts totaling JPY12,500,000,000 issued on November 13, 2007. As of December 31, 2007, in connection with unsettled cross currency interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~5,413 million (excluding foreign exchange translation loss arising from unguaranteed Japanese yen denominated bonds totaling ~~W~~328 million) was accounted for as accumulated other comprehensive income.

b.	Interest rate swap contract to which the cash flow hedge accounting is applied

The Company has entered into a floating-to-fixed interest rate swap contract with Shinhan Bank to hedge the interest rate risk of floating rate discounted bill with face amounts totaling ~~W~~200,000 million borrowed on June 29, 2006. As of December 31, 2007, in connection with unsettled interest rate swap contract to which the cash flow hedge accounting is applied, an accumulated gain on valuation of derivatives amounting to ~~W~~2,298 million (excluding tax effect totaling ~~W~~872 million) was accounted for as accumulated other comprehensive income.

c.	Currency swap contract to which the fair value hedge accounting is applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Hana Bank and other 8 banks to hedge the foreign currency risk of U.S. dollar denominated equity securities of China Unicom. In connection with unsettled foreign currency swap contract to which the fair value hedge accounting is applied, loss on valuation of currency swap of ~~W~~12,646 million for the year ended December 31, 2007 was charged to current operations.

d.	Currency swap contract to which the hedge accounting is not applied

The Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed U.S. dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the hedge accounting is not applied, loss on valuation of currency swap of ~~W~~623 million and ~~W~~9,258 million for the years ended December 31, 2007 and 2006 was charged to current operations.

Also, the Company has entered into fixed-to-fixed cross currency swap contract with Morgan Stanley Bank and two other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007. In connection with unsettled foreign currency swap contract to which the hedge accounting is not applied, gain on valuation of currency swap of ~~W~~7,316 million for the year ended December 31, 2007 was charged to current operations.

As of December 31, 2007, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments as of December 31, 2007 are as follows (In thousands of U.S. dollars, H.K. dollars, Japanese yen and millions of Korean won):

					Fair value
					Designated		Designated
				Duration	as cash		as fair		Not
Type	Hedged item	Amount		of contract	flow hedge		value hedge		designated		Total

Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	400,000	Jul. 20, 2007 ~ Jul. 20, 2017	~~W~~	—	~~W~~	—	~~W~~	7,316	~~W~~	7,316
Floating-to-fixed cross currency interest rate swap	Japanese yen denominated bonds	JPY	12,500,000	Nov. 13, 2007 ~ Nov. 13, 2012		5,741		—		—		5,741
Floating-to-fixed Interest rate swap	Long-term floating rate discounted bill	~~W~~	200,000	Jun. 29, 2006 ~ Jun. 29, 2010		3,170		—		—		3,170

Total assets					~~W~~	8,911	~~W~~	—	~~W~~	7,316	~~W~~	16,227

Current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated China Unicom Equity Securities	HK$	10,940,900	Sep. 11, 2007 ~ Sep. 16, 2008	~~W~~	—	~~W~~	12,646	~~W~~	—	~~W~~	12,646

Non-current liabilities:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	US$	300,000	Mar. 23, 2004 ~ Apr. 1, 2011		85,239		—		—		85,239
Fix-to-fixed cross currency swap	U.S. dollar denominated convertible bond	US$	100,000	May 27, 2004 ~ May 27, 2009		—		—		23,125		23,125
Floating-to-fixed cross currency interest rate swap	U.S. dollar denominated long-term borrowings	US$	100,000	Oct. 10, 2006 ~ Oct. 10, 2013		2,547		—		—		2,547

						87,786		—		23,125		110,911

Total liabilities					~~W~~	87,786	~~W~~	12,646	~~W~~	23,125	~~W~~	123,557

26. COMMITMENTS
     a. Additional investment in SKT USA Holdings, Inc,
In accordance with the resolution of the Company’s board of directors on January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, LLC’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, has invested US$220 million from 2005 through September 30, 2007 (to maintain 50% of equity interest in the Joint venture Company). In addition, the Company has invested US$30,000,000 in SK Telecom USA Holdings, Inc. on July 25, 2007 in accordance with the resolution of the Company’s board of directors on June 29, 2007, of which additional investment of up to US$100,000 million was approved. In addition, the Company has invested US$30,000,000, US$40,000,000 and US$30,000,000 in SK Telecom USA Holdings, Inc. on September 21, 2007, November 6, 2007 and December 13, 2007, respectively, in accordance with the resolution of the Company’s board of directors on September 20, 2007, of which additional investment of up to US$200,000 million in SK Telecom USA Holdings, Inc was approved. Helio, LLC extensively launched cellular voice and data services across the United States of America in May 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.
     b. Agreement to acquire equity interests of hanarotelecom incorporated
On December 3, 2007, the Company entered into the agreement to acquire 91,406,249 shares of hanarotelecom incorporated’s common stock from AIG — Newbridge Capital Limited and others, at the price of ~~W~~11,900 per share (total acquisition cost of 1,087,734 million won) in accordance with the resolution of the Company’s board of directors on November 30, 2007. However, if the government approval is not made or the preceding conditions are not fulfilled in connection with the agreement, this agreement might not be executed. If the agreement is completed, the Company’s ownership interest in hanarotelecom incorporated will increase to 43.6% from 4.8%.
27. STATEMENTS OF CASH FLOWS
     The statements of cash flows are prepared using the indirect method.
Significant non-cash transactions for the years ended December 31, 2007 and 2006 are as follows (In millions of Korean won):

	2007		2006

Conversion of convertible bonds	~~W~~	5,654	~~W~~	29,528
Retirement of treasury stock		—		209,077
Offset of accounts receivable		67,313		85,695
Transfer from advanced payments to construction in progress		12,714		—
Transfer from long-term loans to short-term loans		35,971		13,047
Transfer from long-term guarantee deposits received and other to accrued expenses		11,432		13,643
Transfer from long-term deposits and other to prepaid expenses		48,202		72,253

28. OPERATING RESULTS FOR THE FOURTH QUARTER
The Company’s key operating results for the three months ended December 31, 2007 and 2006 (Unaudited) are as follows (In millions of Korean won, except for income per share):

	4th Quarter of
	2007		2006
	(unaudited)		(unaudited)

Operating revenue	~~W~~	2,916,012	~~W~~	2,759,776
Income before income tax		133,482		371,006
Net income		66,048		279,298

Net income per share (in Korean won)		909		3,926

Independent Accountant’s Review Report
on Internal Accounting Control System (“IACS”)
English Translation of a Report Originally Issued in Korean
To the Representative Director of
SK Telecom Co., Ltd.
We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2007. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS as of December 31, 2007, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”
We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.
A company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with accounting principles generally accepted in the Republic of Korea, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.
Our review is based on the Company’s IACS as of December 31, 2007, and we did not review its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.
January 31, 2008
/s/ Deloitte Anjin LLC

Report on the Assessment of Internal Accounting Control System (“IACS”)
To the Board of Directors and Audit Committee of
SK Telecom Co., Ltd.
I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2007.
The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.
Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively as of December 31, 2007, in all material respects, in accordance with the IACS Framework.
January 31, 2008

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
	Title: Name:	Tae Jin Park Senior Vice President

Date: April 24, 2008